SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August 13, 2009

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(A translation of the original version in Portuguese, as published in Brazil, containing interim financial information prepared in accordance with accounting practices derived from the
Brazilian Corporation Law and the regulations issued by the
Brazilian Securities and Exchange Commission (CVM))

TAM S.A.
Quarterly Information (ITR) at
June 30, 2009 (unaudited)
and Report of Independent Auditors
on Limited Review

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01639-0	2 - COMPANY NAME TAM S.A.	3 - Federal Corporate Taxpayers' Registration Number (CNPJ) 01.832.635/0001-18
4 - State Registration Number – NIRE 35.300.150.007

01.02 - HEAD OFFICE

1 - ADDRESS Avenida Jurandir, 856 – Lote 4			2 - SUBURB OR DISTRICT Jardim Ceci
3 - POSTAL CODE 04072-000	4 – MUNICIPALITY São Paulo			5 - STATE SP
6 - AREA CODE 0011	7 - TELEPHONE 5582-8817	8 – TELEPHONE 5582-8365	9 - TELEPHONE 5582-9463	10 - TELEX
11 - AREA CODE 0011	12 - FAX 5582-8149	13 – FAX 5071-8804	14 – FAX 5581-8825
15 - E-MAIL invest@tam.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME Líbano Miranda Barroso
2 - ADDRESS Avenida Jurandir, 856 - Lote 4			3 - SUBURB OR DISTRICT Jardim Ceci
4 - POSTAL CODE 04072-000	5 – MUNICIPALITY São Paulo			6 - STATE SP
7 - AREA CODE 0011	8 - TELEPHONE 5582-8817	9 – TELEPHONE 5582-8365	10 - TELEPHONE 5582-9463	11 - TELEX
12 - AREA CODE 0011	13 - FAX 5582-8149	14 – FAX 5071-8804	15 - FAX 5581-8825
16 - E-MAIL libano.barroso@tam.com.br

01.04 -GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
01/01/2009	12/31/2009	2	04/01/2009	06/30/2009	1	01/01/2009	03/31/2009
9 - INDEPENDENT ACCOUNTANT PricewaterhouseCoopers Auditores Independentes						10 - CVM CODE 00287-9
11 - PARTNER RESPONSIBLE Carlos Alberto de Sousa					12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 724.687.697-91

01.05 - CAPITAL COMPOSITION

Number of shares (thousand)	Current Quarter 06/30/2009	Prior quarter 03/31/2009	Same quarter in prior year 06/30/2008
Section 1.01 Paid-up capital
1 – Common	50,195	50,195	59,792
2 - Preferred	100,390	100,390	90,793
3 - Total	150,585	150,585	150,585
Section 1.02 Treasury stock
4 - Common	0	0	0
5 - Preferred	402	402	138
6 - Total	402	402	138

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and other
2 – SITUATION Operational
3 - NATURE OF OWNERSHIP National private
4 -ACTIVITY CODE 1140- Transport and logistics services
5 - MAIN ACTIVITY Transportation of passengers and cargo
6 - TYPE OF CONSOLIDATION Total
7 - TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT Without exception

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL INFORMATION

1 - ITEM	2 - CNPJ	3 – NAME

01.08 - DISTRIBUTIONS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE APPROVED	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF ALTERATION	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 -NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (Thousand)	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE	2 - SIGNATURE

02.01 - Balance Sheet - Assets (R$ thousand)

1 - Code	2 - Description	3 – 06/30/09	4 – 03/31/09
1	Total assets	1,915,884	1,123,137
1.01	Current assets	210,952	368,171
1.01.01	Cash and bank balances	154,195	322,548
1.01.01.01	Cash and cash equivalents	128,915	242,058
1.01.01.02	Marketable securities	25,280	80,490
1.01.04	Other	56,757	45,623
1.01.04.01	Tax Credits	35,112	27,232
1.01.04.03	Deferred Income Tax and Social Contribution	20,546	17,834
1.01.04.04	Prepaid expenses	327	373
1.01.04.05	Insurance	772	184
1.02	Long-term assets	1,704,932	754,966
1.02.01	Long term receivables	304,154	110,176
1.02.01.02	Associate companies	215,898	23,350
1.02.01.02.02	Subsidiaries	215,898	23,350
1.02.01.03	Other	88,256	86,826
1.02.01.03.01	Marketable securities	87,626	86,027
1.02.01.03.02	Customer accounts receivable	630	799
1.02.02	Permanent assets	1,400,778	644,790
1.02.02.01	Investments	1,400,778	644,790
1.02.02.01.03	Investments in Subsidiaries	1,400,778	644,790

02.02 - Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

1 - Code	2 - Description	3 – 06/30/09	4 – 03/31/09
2	Total liabilities and stockholders' equity	1,915,884	1,123,137
2.01	Current liabilities	28,885	16,111
2.01.02	Debentures	22,004	9,330
2.01.08	Other	6,881	6,781
2.01.08.01	Salaries and payroll charges	85	111
2.01.08.02	Taxes and tariffs	6,191	6,067
2.01.08.03	Interest on own capital and dividends payable	599	599
2.01.08.04	Other	6	4
2.02	Long-term liabilities	500,788	500,769
2.02.01	Long-term liabilities	500,788	500,769
2.02.01.02	Debentures	500,000	500,000
2.02.01.04	Payables to related parties	788	769
2.05	Stockholders’ equity	1,386,211	606,257
2.05.01	Capital	675,497	675,497
2.05.02	Capital reserves	96,135	92,463
2.05.02.01	Capital reserves	74,946	74,946
2.05.02.02	Stock option plan	32,559	28,887
2.05.02.03	Treasury stocks	(11,370)	(11,370)
2.05.03	Revaluation reserves	136,762	137,552
2.05.03.02	Subsidiary/associated companies	136,762	137,552
2.05.05	Equity valuation adjustments	(11,773)	834
2.05.05.02	Cumulative translation adjustments	(11,773)	834
2.05.06	Retained Earnings	489,590	(300,089)

03.01 - Statement of Operations (R$ thousand)

1 – Code	2 – Description	3 – 01//04/09 to 06/30/09	4 -01/01/09 to 06/30/09	5 – 01//04/08 to 06/30/08	6 -01/01/08 to 06/30/08
3.01	Gross sales and/or services revenue	0	0	0	0
3.02	Deductions	0	0	0	0
3.03	Net sales and/or services revenue	0	0	0	0
3.04	Cost of sales and/or services	0	0	0	0
3.05	Gross profit	0	0	0	0
3.06	Operating expenses/income	786,180	845,913	334,470	378,872
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(1,167)	(2,287)	(1,517)	(2,220)
3.06.02.01	Director´s Fees	(336)	(672)	(252)	(557)
3.06.02.02	Other expenses general and administrative	(831)	(1,615)	(1,265)	(1,663)
3.06.03	Financial	(5,210)	(8,261)	(4,424)	(7,119)
3.06.03.01	Financial income	7,700	20,492	12,635	24,050
3.06.03.02	Financial expenses	(12,910)	(28,753)	(17,059)	(31,169)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity share of earnings of subsidiaries	792,557	856,461	340,411	388,211
3.07	Operating income	786,180	845,913	334,470	378,872
3.08	Non-operating results	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxes and profit sharing	786,180	845,913	334,470	378,872
3.10	Provision for income tax and social contribution	2,709	4,777	2,575	4,220
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income for the period	788,889	850,690	337,045	383,092
	Number of shares (thousand), excluding treasury
	stock	150,183	150,183	150,447	150,447
	Net income per share	5,252.85152	5,664.35615	2,240.29060	2,546.35852

04.01 – Cash Flow – Indirect method (R$ thousand)

1 – Code	2 – Description	3 – 01//04/09 to 06/30/09	4 -01/01/09 to 06/30/09	5 – 01//04/08 to 06/30/08	6 -01/01/08 to 06/30/08
4.01	Net cash generated by operating activities	(140,829)	(197,097)	10,888	21,060
4.01.01	Cash generated by operating activities	6,313	17,750	6,552	16,774
4.01.01.01	Net income for the quarter	788,889	850,690	337,045	383,092
4.01.01.03	Deferred income tax and social contribution	(2,712)	(4,777)	(2,588)	(4,234)
4.01.01.05	Equity accounting for investments in subsidiaries	(792,557)	(856,461)	(340,411)	(388,211)
4.01.01.06	Foreign exchange rate variations and net interest	12,693	28,298	12,506	26,127
4.01.02	(Increase) decrease in assets and liabilities	(147,142)	(214,847)	4,336	4,286
4.01.02.01	Marketable securities	53,646	43,962	0	0
4.01.02.02	Taxes and rates recoverable	(7,880)	(8,462)	4,104	3,878
4.01.02.03	Prepaid expenses	46	93	62	103
4.01.02.04	Insurance	(587)	(382)	(809)	(809)
4.01.02.05	Others accounts receivables	83	161	78	158
4.01.02.06	Suppliers	0	0	509	509
4.01.02.07	Salaries and social charges	(25)	(20)	11	39
4.01.02.08	Taxes and tariffs payable	123	285	5,499	5,527
4.01.02.09	Subsidiaries	(192,548)	(215,898)	0	0
4.01.02.10	Interest paid	0	(34.586)	0	0
4.01.02.20	Other accounts payable	0	0	(5,118)	(5,119)
4.02	Net cash generated by investing activities	27,686	27,686	0	0
4.02.01	Dividends received	27,686	27,686	0	0
4.03	Net cash generated by financing activities	0	47,057	(73,138)	(106,333)
4.03.01	Dividends paid	0	47,057	(72,017)	(72,017)
4.03.02	Treasury stocks	0	0	(1,121)	(5,897)
4.03.03	Debentures	0	0	0	(28,419)
4.04	Exchange variation in cash and cash equivalents	0	0	0	0
4.05	Increase (decrease) in cash and cash equivalents	(113,143)	(122,354)	(62,250)	(85,273)
	Cash and cash equivalents at the beginning of the
4.05.01	quarter	242,058	251,269	488,742	511,765
4.05.02	Cash and cash equivalents at the end of the quarter	128,915	128,915	426,492	426,492

05.01 – Statements of Changes in Stockholders’ Equity - 04/01/2009 to 06/31/2009 (R$ thousand)

1 - Code	2 - Description	3 - Capital	4 - Capital Reserves	5 - Revaluation reserve	6 - Expansion reserves	7 - Net (loss) income	8 - Cumulativ translation adjustments	9 - Total
5.01	Opening balance	675,497	92,463	137,552	0	(216,697)	834	689,649
5.02	Prior year adjustments	0	0	0	0	(83,392)	0	(83,392)
5.03	Adjusted balance	675,497	92,463	137,552	0	(300,089)	834	606,257
5.04	Net (loss) income for the quarter	0	0	0	0	788,889	0	788,889
5.05	Destinations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Appropriation	0	0	0	0	0	0	0
5.06	Realization of reserves, profits	0	0	0	0	0	0	0
5.07	Cumulative translation adjustments	0	0	0	0	0	(12,607)	(12,607)
5.07.01	Adjustments of marketable securities	0	0	0	0	0	0	0
5.07.02	Translation adjustments	0	0	0	0	0	(12,607)	(12,607)
5.07.03	Adjustment – Business combination	0	0	0	0	0	0	0
5.08	Increase/Decrease of Capital	0	0	0	0	0	0	0
5.09	Realization of capital reserves	0	0	0	0	0	0	0
5.10	Treasury stocks	0	0	0	0	0	0	0
5.11	Other transaction capital	0	0	0	0	0	0	0
5.12	Other	0	3,672	(790)	0	790	0	3,672
5.12.01	Stock option plan	0	3,672	0	0	0	0	3,672
5.12.02	Realization of Revaluation reserve,net	0	0	(790)	0	790	0	0
5.13	Balance	675,497	96,135	136,762	0	489,590	(11,773)	1,386,211

05.02 – Statements of Changes in Stockholders’ Equity - 01/01/2009 to 06/31/2009 (R$ thousand)

1 - Code	2 - Description	3 - Capital	4 - Capital Reserves	5 - Revaluation reserve	6 - Expansion reserves	7 - Net (loss) income	8 - Cumulative translation adjustments	9 - Total
5.01	Opening balance	675,497	88,783	132,371	0	(271,839)	3,309	628,121
5.02	Prior year adjustments	0	0	0	0	(90,761)	0	(90,761)
5.03	Adjusted balance	675,497	88,783	132,371	0	(362,600)	3,309	537,360
5.04	Net (loss) income for the quarter	0	0	0	0	850,690	0	850,690
5.05	Destinations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Appropriation	0	0	0	0	0	0	0
5.06	Realization of reserves, profits	0	0	0	0	0	0	0
5.07	Cumulative translation adjustments	0	0	0	0	0	(15,082)	(15,082)
5.07.01	Adjustments of marketable securities	0	0	0	0	0	0	0
5.07.02	Translation adjustments	0	0	0	0	0	(15,082)	(15,082)
5.07.03	Adjustment – Business combination	0	0	0	0	0	0	0
5.08	Increase/Decrease of Capital	0	0	0	0	0	0	0
5.09	Realization of capital reserves	0	0	0	0	0	0	0
5.10	Treasury stocks	0	0	0	0	0	0	0
5.11	Other transaction capital	0	0	0	0	0	0	0
5.12	Other	0	7,352	4,391	0	1,500	0	13,243
5.12.01	Stock option plan	0	7,352	0	0	0	0	7,352
5.12.02	Realization of Revaluation reserve,net	0	0	(1,500)	0	1,500	0	0
5.12.03	Reversion of revaluation reserve		0	5,891	0	0	0	5,891
5.13	Balance	675,497	96,135	136,762	0	489,590	(11,773)	1,386,211

06.01 – Consolidated Balance Sheet - Assets (R$ thousand)

1 - Code	2 - Description	3 – 06/30/09	4 – 03/31/09
1	Total assets	12,411,051	13,079,346
1.01	Current assets	2,556,516	3,097,956
1.01.01	Cash and bank balances	817,379	1,084,959
1.01.01.01	Cash and cash equivalents	671,899	840,427
1.01.01.02	Marketable securities	145,480	244,532
1.01.02	Receivables	1,106,138	1,380,028
1.01.02.01	Trade accounts receivable	1,106,138	1,380,028
1.01.02.02	Sundry credits	0	0
1.01.03	Inventories	253,608	250,044
1.01.04	Other	379,391	382,925
1.01.04.01	Taxes recoverable	140,641	134,627
1.01.04.02	Deferred income tax and social contribution	63,342	60,629
1.01.04.03	Prepaid expenses	90,846	87,125
1.01.04.04	Aircraft insurance	27,281	42,603
1.01.04.20	Other receivables	57,281	57,941
1.02	Long-term assets	9,854,535	9,981,390
1.02.01	Long-term receivables	1,440,973	1,575,494
1.02.01.01	Sundry receivables	240,371	242,272
1.02.01.01.01	Marketable Securities	240,371	242,272
1.02.01.02	Related parties	0	0
1.02.01.03	Others	1,200,602	1,333,222
1.02.01.03.01	Deposits in guarantee	72,571	91,411
1.02.01.03.02	Deferred income tax and social contribution	616,773	693,520
1.02.01.03.03	Advances for aircraft maintenance	418,611	450,552
1.02.01.03.20	Others receivables	92,647	97,739
1.02.02	Permanent assets	8,413,562	8,405,896
1.02.02.01	Investments	70	70
1.02.02.01.02	Subsidiaries – Goodwill	0	0
1.02.02.01.03	Other	70	70
1.02.02.02	Property, plant and equipment	8,240,714	8,253,618
1.02.02.02.01	Property, plant and equipment	7,797,228	7,820,676
1.02.02.02.02	Advances to aircraft manufacturers	443,486	432,942
1.02.02.03	Intangible assets	172,778	152,208

06.02 – Consolidated Balance Sheet – Liabilities and Stockholders’ Equity (R$ thousand)

1 - Code	2 - Description	3 – 06/30/09	4 – 03/31/09
2	Total liabilities and stockholders' equity	12,411,051	13,079,346
2.01	Current liabilities	3,237,048	3,572,136
2.01.01	Loans and financing	267,256	305,691
2.01.02	Debentures	22,004	9,330
2.01.03	Suppliers	336,782	400,674
2.01.04	Taxes, charges and contributions	179,283	169,454
2.01.05	Dividends payable	599	599
2.01.08	Other	2,431,124	2,686,388
2.01.08.01	Leases	602,632	705,429
2.01.08.02	Salaries and social charges	337,691	313,505
2.01.08.03	Advance ticket sales	929,673	784,289
2.01.08.04	TAM loyalty program	46,515	44,494
2.01.08.05	Income tax and social contribution payable	479	588
2.01.08.06	Reorganization of Fokker 100 fleet	18,032	20,656
2.01.08.07	Senior notes	7,676	22,055
2.01.08.08	Derivative financial instruments	307,141	566,200
2.01.08.09	Deferred gain on sale-leaseback	32,085	32,085
2.01.08.10	Deferred income tax and social contribution	33,597	4,953
2.01.08.11	Other	115,603	192,134
2.02	Long-term liabilities	7,784,550	8,896,220
2.02.01	Long-term liabilities	7,784,550	8,896,220
2.02.01.01	Loans and financing	126,035	174,310
2.02.01.02	Debentures	500,000	500,000
2.02.01.03	Provisions	1,028,138	988,043
2.02.01.03.01	Provision for contingencies	1,028,138	988,043
2.02.01.06	Other	6,130,377	7,233,867
2.02.01.06.01	Obligations under finance leases	4,682,342	5,721,044
2.02.01.06.02	Deferred income tax and social contribution	390,402	95,966
2.02.01.06.03	Reorganization of Fokker 100 fleet	22,299	31,648
2.02.01.06.04	Senior Notes	585,480	694,560
2.02.01.06.05	Derivative financial instruments	122,590	335,107
2.02.01.06.06	Deferred gain on sale-leaseback	99,312	107,334
2.02.01.06.07	Other	227,952	248,208
2.03	Result of future periods	0	0
2.04	Minority interest	3,242	4,733
2.05	Stockholders’ equity	1,386,211	606,257
2.05.01	Paid-up capital	675,497	675,497
2.05.02	Capital reserves	96,135	92,463
2.05.02.01	Capital reserves	74,946	74,946
2.05.02.02	Stock option plan	32,559	28,887
2.05.02.03	Treasury stocks	(11,370)	(11,370)
2.05.03	Revaluation reserve	136,762	137,552
2.05.03.01	Owner assets	0	0
2.05.03.02	Subsidiary/associated companies	136,762	137,552
2.05.04	Expansion reserves	0	0
2.05.04.01	Legal	0	0
2.05.05	Cumulative translation adjustments	(11,773)	834
2.05.05.02	Cumulative translation adjustments	(11,773)	834
2.05.06	Retained earnings	489,590	(300,089)

07.01 - Consolidated Statement of Operations (R$ thousand)

1 – Code	2 - Description	3 – 04//01/09 to 06/30/09	4 -01/01/09 to 06/30/09	5 – 04//01/08 to 06/30/08	6 -01/01/08 to 06/30/08
3.01	Gross sales and/or services revenue	2,394,778	5,129,759	2,615,066	4,961,978
3.01.01	Air transportation revenue - national	1,286,326	2,728,805	1,530,347	2,850,904
3.01.02	Air transportation revenue - international	583,894	1,380,754	602,583	1,215,890
3.01.03	Cargo	214,893	423,282	255,784	470,220
3.01.04	Other operating sales and/or services revenues	309,665	596,918	226,352	424,964
3.02	Deductions	(96,298)	(192,252)	(100,630)	(187,286)
3.03	Net sales and/or services revenue	2,298,480	4,937,507	2,514,436	4,774,692
3.04	Cost of sales and/or services	(1,788,745)	(3,701,051)	(1,845,779)	(3,570,334)
3.05	Gross profit	509,735	1,236,456	668,657	1,204,358
3.06	Operating expenses/income	678,870	49,574	(153,120)	(600,907)
3.06.01	Selling	(477,327)	(764,403)	(362,250)	(671,482)
3.06.02	General and administrative	(184,806)	(398,557)	(158,250)	(323,731)
3.06.02.01	Directors´s Fees	(2,763)	(13,116)	(2,555)	(7,217)
3.06.02.02	Other expenses general and administrative	(182,043)	(385,441)	(155,695)	(316,514)
3.06.03	Financial	1,283,881	1,192,566	373,755	388,421
3.06.03.01	Financial income	1,696,612	2,186,106	582,516	853,159
3.06.03.02	Financial expenses	(412,731)	(993,540)	(208,761)	(464,738)
3.06.04	Other operating income	57,122	19,968	0	5,885
3.06.05	Other operating expenses	0	0	(6,375)	0
3.06.06	Equity share of earnings of subsidiaries	0	0	0	0
3.07	Operating results	1,188,605	1,286,030	515,537	603,451
3.08	Non-operating results	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxes and profit sharing	1,188,605	1,286,030	515,537	603,451
3.10	Provision for income tax and social contribution	(1,983)	(3,215)	(52,086)	(62,697)
3.11	Deferred income tax	(397,114)	(430,875)	(126,781)	(157,911)
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0

1 – Code	2 - Description	3 – 04//01/09 to 06/30/09	4 -01/01/09 to 06/30/09	5 – 04//01/08 to 06/30/08	6 -01/01/08 to 06/30/08
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.14	Minority interest	(619)	(1,250)	375	249
3.15	Net income for the quarter / semester	788,889	850,690	337,045	383,092
	Number of shares (thousand), excluding treasury stock	150,183	150,183	150,447	150,447
	Net income per share	5,252.85152	5,664.35615	2,240.29060	2,546.35852

08.01 – Consolidated Cash Flow – Indirect method (R$ thousand)

1 - Code	2 - Description	3 – 04/01/09 to 06/30/09	4 -01/01/09 to 06/30/09	5 – 04/01/08 to 06/30/08	6 -01/01/08 to 06/30/08
4.01	Net cash generated by operating activities	143,709	(61,337)	65,965	(10,363)
4.01.01	Cash generated by operating activities	(112,604)	(31,845)	267,380	510,947
4.01.01.01	Net income for the quarter / semester	788,889	850,690	337,045	383,092
4.01.01.02	Deferred income tax and social contribution	400,169	434,090	159,386	198,759
4.01.01.03	Depreciation and amortization	150,573	288,142	75,337	171,951
4.01.01.04	Residual value of property, plant and equipment sold	6,695	13,257	14,687	22,540
4.01.01.05	Derivative financial instruments	(471,576)	(699,254)	(38,119)	(14,087)
4.01.01.06	Foreign exchange rate variations and net interest	(1,006,962)	(984,144)	(309,263)	(293,263)
4.01.01.07	Provisions for contingencies	25,837	56,149	24,662	29,933
4.01.01.08	Minority interest	619	1,250	(372)	(246)
4.01.01.20	Other	(6,848)	8,335	4,017	12,268
4.01.02	(Increase) decrease in assets and liabilities	256,313	(29,852)	(201,415)	(521,310)
4.01.02.01	Marketable securities	94,349	289,839	(115,457)	(190,506)
4.01.02.02	Accounts receivable	272,800	45,920	(74,119)	(161,890)
4.01.02.03	Inventories	(3,429)	(17,753)	(7,647)	(16,094)
4.01.02.04	Recoverable taxes	(1,528)	(15,443)	(7,106)	8,979
4.01.02.05	Prepaid expenses	(3,965)	(579)	(8,674)	49,074
4.01.02.06	Judicial deposits	(4,158)	(14,463)	(2,829)	(3,290)
4.01.02.07	Advances for aircraft maintenance	(40,703)	(62,039)	(33,652)	(115,680)
4.01.02.08	Other receivable	(21,895)	32,063	26,920	(24,890)
4.01.02.09	Suppliers	(63,893)	(149,314)	6,940	(37,280)
4.01.02.10	Salaries and social charges	24,186	19,740	(3,526)	31,845
4.01.02.11	Advance ticket sales	145,384	109,893	76,937	9,199
4.01.02.12	Taxes and tariffs payable	9,830	16,376	3,818	46,118
4.01.02.13	Empresas controladas	0	0	0	0
4.01.02.14	Interest paid	(77,333)	(174,531)	(62,984)	(141,383)
4.01.02.15	Tax paid	(3,163)	(86,165)	0	(20,419)
4.01.02.16	Insurance	15,322	31,173	10,899	24,220
4.01.02.17	Other payables	(85,491)	(54,569)	(10,935)	20,687
4.01.03	Other	0	0	0	0
4.02	Net cash generated by investing activities	(76,093)	(232,242)	(134,023)	(260,316)
4.02.01	Advances to aircraft manufactures	(6,794)	(12,650)	(79,436)	(118,230)
4.02.02	Deposits in guarantee	5,086	28,917	(4,043)	31,878
4.02.03	Acquisition of property, plant and equipment	(45,823)	(88,672)	(39,061)	(156,894)

4.02.04	Purchase of intangible assets	(35,170)	(41,694)	(11,483)	(17,070)
4.02.05	Marketable securities	6,608	(118,143)
4.03	Net cash generated by financing activities	(236,144)	(391,035)	(264,736)	(517,700)
4.03.01	Loans and financing	(93,556)	(107,637)	(172,375)	(352,366)
4.03.02	Leases	(142,588)	(283,398)	(14,432)	(82,629)
4.03.03	Debentures	0	0	(4,791)	(4,791)
4.03.04	Dividends paid	0	0	(72,017)	(72,017)
4.03.05	Treasury stock	0	0	(1,121)	(5,897)
4.04	Exchange variation in cash and cash equivalents	0	0	0	0
4.05	Increase (decrease) in cash and cash equivalents	(168,528)	(684,614)	(332,794)	(788,379)
4.05.01	Cash and cash equivalents at the beginning of the quarter	840,427	1,356,513	1,274,143	1,729,728
4.05.02	Cash and cash equivalents at the end of the quarter	671,899	671,899	941,349	941,349

09.01 – Statements of Changes in Stockholders’ Equity - 04/01/2009 to 06/31/2009 (R$ thousand)

1 - Code	2 – Description	3 - Capital	4 - Capital Reserves	5 - Revaluation reserve	6 - Expansion reserves	7 - Net (loss) income	8 - Cumulative translation adjustments	9 - Total
5.01	Opening balance	675,497	92,463	137,552	0	(216,697)	834	689,649
5.02	Prior year adjustments	0	0	0	0	(83,392)	0	(83,392)
5.03	Adjusted balance	675,497	92,463	137,552	0	(300,089)	834	606,257
5.04	Net (loss) income for the quarter	0	0	0	0	788,889	0	788,889
5.05	Destinations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Appropriation	0	0	0	0	0	0	0
5.06	Realization of reserves, profits	0	0	0	0	0	0	0
5.07	Cumulative translation adjustments	0	0	0	0	0	(12,607)	(12,607)
5.07.01	Adjustments of marketable securities	0	0	0	0	0	0	0
5.07.02	Translation adjustments	0	0	0	0	0	(12,607)	(12,607)
5.07.03	Adjustment – Business combination	0	0	0	0	0	0	0
5.08	Increase/Decrease of Capital	0	0	0	0	0	0	0
5.09	Realization of capital reserves	0	0	0	0	0	0	0
5.10	Treasury stocks	0	0	0	0	0	0	0
5.11	Other transaction capital	0	0	0	0	0	0	0
5.12	Other	0	3,672	(790)	0	790	0	3,672
5.12.01	Stock option plan	0	3,672	0	0	0	0	3,672
5.12.02	Realization of Revaluation reserve,net	0	0	(790)	0	790	0	0
5.13	Balance	675,497	96,135	136,762	0	489,590	(11,773)	1,386,211

09.02 – Statements of Changes in Stockholders’ Equity - 01/01/2009 to 06/31/2009 (R$ thousand)

1 - Code	2 - Description	3 - Capital	4 - Capital Reserves	5 - Revaluation reserve	6 - Expansion reserves	7 - Net (loss) income	8 - Cumulativ translation adjustments	9 - Total
5.01	Opening balance	675,497	88,783	132,371	0	(271,839)	3,309	628,121
5.02	Prior year adjustments	0	0	0	0	(90,761)	0	(90,761)
5.03	Adjusted balance	675,497	88,783	132,371	0	(362,600)	3,309	537,360
5.04	Net (loss) income for the semester	0	0	0	0	850,690	0	850,690
5.05	Destinations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Appropriation	0	0	0	0	0	0	0
5.06	Realization of reserves, profits	0	0	0	0	0	0	0
5.07	Cumulative translation adjustments	0	0	0	0	0	(15,082)	(15,082)
5.07.01	Adjustments of marketable securities	0	0	0	0	0	0	0
5.07.02	Translation adjustments	0	0	0	0	0	(15,082)	(15,082)
5.07.03	Adjustment – Business combination	0	0	0	0	0	0	0
5.08	Increase/Decrease of Capital	0	0	0	0	0	0	0
5.09	Realization of capital reserves	0	0	0	0	0	0	0
5.10	Treasury stocks	0	0	0	0	0	0	0
5.11	Other transaction capital	0	0	0	0	0	0	0
5.12	Other	0	7,352	4,391	0	1,500	0	13,243
5.12.01	Stock option plan	0	7,352	0	0	0	0	7,352
5.12.02	Realization of Revaluation reserve,net	0	0	(1,500)	0	1,500	0	0
5.12.03	Reversion of revaluation reserve		0	5,891	0	0	0	5,891
5.13	Balance	675,497	96,135	136,762	0	489,590	(11,773)	1,386,211

04.01 – Explanatory notes

1 Operations

TAM S.A. ("TAM" or the "Company") was incorporated on May 12, 1997, to invest in companies which carry out air transportation activities. The Company wholly owns TAM Linhas Aéreas S.A. ("TLA"), a company that operates in the transportation of passengers and cargo in Brazil and on international routes, and 94.98% of Transportes Aéreos del Mercosur S.A. ("Mercosur"), an airline headquartered in Assunción, Paraguay, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia. TAM S.A. is incorporated and domiciled in Brazil.

On April 2007, two wholly-owned finance subsidiaries of TLA were constituted, namely TAM Capital Inc. ("TAM Capital") and TAM Financial Services 1 Limited ("TAM Financial 1"), and in October 2007 TAM Financial Services 2 Limited ("TAM Financial 2") was constituted. These subsidiaries are headquartered in the Cayman Islands, and their main activities involve aircraft acquisition and financing. Debt issued by these wholly-owned companies is wholly and unconditionally guaranteed by TAM.

The Company also controls TP Participações Ltda. ("TP Participações"), whose corporate purpose is holding ownership interests in other companies. TP Participações did not record any transactions since October 23, 2004, when it was constituted.

TLA’s consolidated interim financial information include Fidelidade Viagens e Turismo Ltda. (“Fidelidade”), whose corporate purpose is the exclusive development of the activities of a travel and tourism agency, under the name TAM Viagens.

2 Presentation of the interim financial information and accounting practices

2.1 Presentation of interim financial information

These interim financial information were approved by the Company’s Board of Directors on August 13, 2009.

The individual and consolidated interim financial information were prepared in accordance with accounting practices adopted in Brazil, pursuant to the Corporate Law and to the rules set forth by the Brazilian Securities Commission (“CVM”).

In the preparation of the the present financial information, it is necessary to make estimates to account for certain assets, liabilities and other transactions. The Company's financial information includes therefore, estimates related to the selection of the useful lives of property, plant and equipment, the allowances necessary for contingent liabilities, the establishment of allowances for income tax and other similar items. The actual results may differ from these estimates. The Company and its subsidiaries review the estimates and assumptions at least once a year.

The Company utilizes the chart of accounts issued by the Civil Aviation National Agency (Agência Nacional de Aviação Civil, or "ANAC'').

The enactment of law nº 11,638/07 and the issue of Provisional Measure (“MP”) nº 449/08 have been amended, repealed and introduced the devices in the Corporate Law (law nº 6,404/76), especially related to the chapter XV, about accounting matter, in effect as from January 01 ,2008.

Considering the changes introduced for the Law nº 11.638/07 and for the Provisional remedy nº 449/08, and the normatizações effected by Comitê de Pronunciamentos Contábeis – CPC - for comparison with the refined quarter result ended in June 30, 2009, the effects on the result of the quarter ended in June 30, 2008, were recognized, refined previously in compliance with the accounting practical policies of the Law nº 6.404/76.

From the second quarter of 2009, the Company has adopted optou por elaborar e divulgar ao mercado, em antecipação à Resolução CVM 457, informações financeiras em conformidade com as normas internacionais de contabilidade (International Financial Reporting Standards – IFRS). As result aiming at the alignment between international accounting practices those used in the elaboration of the financial statement in accordance with brazilian acconting practices the Company change the form of acconting the operating expenses of certain engines covered for contracts of the type “power by the hour” that had started recognized to the measure of the used hours for each equipment, and the classification of pré delivery payment of aircraft that had started registered in the non current assets.

As a result of these changes and the new accounting practices brought for CPC´s , the interim financial information at June 30, 2008 presented to comparing had been adjusted in order to recognize the effect of these changes, as presented below:

Net income

June 30, 2008

Original balance as per Law. 6,404/76	52,748

(a) Finance lease agreements	352,790
(b) Contracts Power by the hour	14,524
(c) Pré delivery payment	125,718
(d) Profits of sale-leaseback	16,043
(e) Program of stock options	(2,615)
(f) Exchange variation of foreign investees – Mercosur	(3,031)
(g) Deferred income tax and social contribution	(173,085)

Adjusted balance as per Law 11,638/07	383,092

2.2 Changes in the Brazilian Corporation Law

The significant accounting practices adopted to prepare these interim financial information are described below:

(a) Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank deposits, short-term, highly liquid financial investments with negligible risk of changes in value, and bank overdrafts. The balance of overdrafts is included in loans, under current liabilities in the balance sheet and is included in the balance of cash and cash equivalents for cash flow statement purposes.

(b) Financial instruments

i. Classification and measurement

The Company classifies its financial assets into the following categories: measured at fair value through profit and loss, loans and receivables, held to maturity and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets when first recording them.

Financial assets measured at fair value through profit and loss

Financial assets measured at fair value through profit and loss are financial assets held for active, frequent trading. Derivatives are also classified as held for trading and, as such, are included in this category, unless they have been designated as hedging financial instruments. Assets in this category are recorded as current assets. Gains or losses arising from changes in the fair value of financial assets measured at fair value through profit and loss are shown in the statement of income as “financial results” in the period when they occur, except when the instrument is contracted in connection with a different transaction. If so, changes are recognized in the same income statement line that is affected by the transaction.

Loans and receivables

These include loans granted and receivables that are financial assets other than derivative financial instruments, with fixed, known payments, and not quoted on an active market. Such loans and receivables are included in current assets, except for those maturing more than 12 months after the balance sheet date (which are classified as non current assets). The Company’s loans and receivables comprise trade accounts receivable, other accounts receivable, and cash and cash equivalents, except for short-term investments. Loans and receivables are accounted for at amortized cost, using the effective interest rate method.

Held-to-maturity assets

These primarily comprise financial assets that cannot be classified as loans and receivables, as they are quoted on an active market. These financial assets are those for which the Company has the intent and financial ability to hold them to maturity. They are measured at acquisition cost, plus accrued income, against net income for the year, under the effective interest rate method.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative instruments designated in this category or not designated to any other category. They are included in non-current assets, unless management intends to dispose of the investment within 12 months from the balance sheet date. Available-for-sale financial assets are carried at fair value. Interest on financial assets available for sale, computed using the effective interest rate method, are taken to income as financial income. The portion related to changes in fair value is recorded in stockholders’ equity, in the equity valuation adjustment line, and realized against income upon settlement or determination of permanent impairment.

Fair value

The fair values of investments quoted in public markets are based on actual purchase prices. For financial assets lacking an active market or public quotations, the Company determines their value by using valuation methodologies. Such methodologies include the use of recent transactions carried out with third parties, reference to other substantially similar instruments, discounted cash flow analysis, and option pricing models that rely as much as possible on market information, as opposed to information generated by the Company´s management.

At the balance sheet date, the Company determines whether objective evidence exists of impairment of a financial asset or group of financial assets. If such evidence exists for available-for-sale assets, the cummulative loss – measured as the excess of acquisition cost over current fair value, less any impairment loss on this financial assets previously recorded in income – is taken from stockholders’ equity and recognized in the statement of income.

ii. Derivative financial instruments and hedging activities

Derivative instruments are originally recorded at their fair value on the date when they are contracted, and are subsequently remeasured at fair value, with changes in fair value taken to income, except when the derivative instrument is designated as a cash flow hedging instrument. The Company uses derivative financial instruments only for economic hedging purposes, although no current financial instrument is subject to hedge accounting. The fair value of derivative instruments is disclosed in Note 30.

(c) Accounts receivable

Trade accounts receivable are recorded at the original selling price, less a provision for doubtful accounts. The provision for doubtful accounts is recorded when there is objective evidence that the Company may not collect all the amounts due within the original accounts receivable terms. The provision recognized is the excess of book value over recoverable value.

(d) Inventories

Inventories are shown at the lower of cost and net realizable value, and stated at average purchase cost. Net realizable value is the estimated selling price in the normal course of business, less execution costs and selling expenses. Imports in transit are stated at the accumulated cost of each import transaction.

(e) Aircraft and engine maintenance

Engine maintenance contracts cover all significant engine maintenance activity. The Company recognizes maintenance expenses for its engine maintenance contracts on an as-incurred basis. The basis on which maintenance expenses are considered incurred is dependant on the nature of the services provided:

  For contracts under which amounts are payable to the maintenance provider, and are recognized in the income statement, based on actual maintenance activities performed by the maintenance providers, the costs incurred reflect the actual amount of time incurred by the maintenance providers and the cost of the materials and components used in the maintenance activities. These maintenance contracts are referred to as "time and materials" contracts.

  For contracts under which amounts are contractually payable to the maintenance provider based on hours flown, "power by the hour" contracts, a liability and a corresponding expense in the income statement are recognized as the hours are flown.

(f) Pre-delivery payments for aircraft

Pre-delivery Payments (PDPs) paid to aircraft manufacturers under the terms of purchase agreements for aircraft are denominated in US dollars and are recognized at the amount paid translated at the exchange rate ruling at the date of payment. Borrowing costs, including interest and applicable foreign exchange differences incurred for the construction of qualifying assets are capitalized during the period which the aircraft are built.

In the event that a decision is taken that the aircraft will not be purchased by TAM, but rather it will be leased and it is agreed that the PDPs will be returned to TAM, then the related PDPs are reclassified to other receivables and are remeasured to the present value of the amount expected to be returned to TAM. This amount will, if it is denominated in a foreign currency, be translated at the exchange rate ruling at the reporting date, and any resulting difference is recognized in the income statement.

(g) Deferred income tax and social contribution

Deferred income tax and social contribution are determined for income tax and social contribution losses and the related timing differences between the tax calculation bases of assets and liabilities and the book values in the interim financial information. The tax rates currently used to determine these deferred credits are 25% for income tax and 9% for social contribution. (Note 23).

Deferred taxes are recorded to the extent that it is probable that future taxable income will exist to be offset against timing differences and/or tax losses, based on projections of future profits prepared and supported by internal assumptions and future economic scenarios which, consequently, are subject to change.

(h) Judicial deposits

Deposits are monetarily restated and are deducted from the related liability recorded when there is no likelihood of the amount being recovered.

(i) Investments in subsidiaries

Investments in subsidiaries are recognized using the equity method of accounting and presented in net income for the year as operating income (or expenses). Should exchange variations of investments in subsidiary companies abroad exist, changes in the investment value arising only from exchange variations are recorded in the “Equity valuation adjustment” account, under the Company stockholders’ equity, and taken to net income for the year only when the investment is disposed of or written-off. For the purposes of determining the share of earnings of associated or subsidiary companies, gains on transactions carried out between the Company and its subsidiaries are eliminated to the extent of the Company interests; unrealized losses are similarly eliminated, unless there is evidence of impairment of the transferred asset in the transaction.

When necessary, the subsidiary´s accounting practices are modified to ensure consistency with the Company´s accounting practices.

Negative goodwill, in the amount of R$ 11,099, resulting from the acquisition of Mercosur is attributed to several economic reasons (art. 21, line of the CVM Instruction 1/78) and will therefore be recognized in net income upon the eventual divestiture or extinction of the investments, in accordance with art. 14, paragraph 4, of CVM Instruction 247/96. In the consolidated financial information, this amount is classified as “other accounts payable”.

(j) Translation of foreign currencies

Transactions denominated in foreign currencies are translated by using exchange rates ruling at the transaction dates. Asset and liability account balances are translated at the exchange rate at the balance sheet date. Exchange gains and losses arising from the settlement of such transactions and the conversion of monetary assets and liabilities denominated in foreign currencies are taken to income.

(k) Property, plant and equipment

This is recorded at the acquisition, formation or construction cost, plus revaluation carried out by TLA and Mercosur for certain account groups, based on valuations performed by independent appraisers. As allowed for by Law 11,638/07 and CPC Pronouncement 13 – First-time Adoption of Law 11,638/07, the Company adopted the net book value as of December 31, 2007 as the new cost value of revalued items. The revaluation reserve portion relating to depreciated items is transferred (realized) to retained earnings (accumulated deficit) in the same proportion as such items are depreciated. The revaluation reserve portion relating to land will only be transferred (realized) to retained earnings (accumulated deficit) at such time as the land is disposed of.

Depreciation is calculated on the straight-line method at the rates shown in Note 12. Land is not depreciated.

Gains and losses on sales are determined by comparing the selling values to the book value and are shown under non-operating results. When revalued assets are sold, the amounts included in the revaluation reserve are transferred to retained earnings.

Engine maintenance expenses are accounted for using the built-in overhaul method acquired through finance lease. Under this method, direct costs associated with parts to be replaced during maintenance are recorded as individual components of property, plant and equipement and are capitalized and depreciated over their useful lives, which is defined as the period until the next major overhaul. Maintenance expenses incurred for other engines not included in property, plant and equipment, under operating leases, are recorded as maintenance expense when incurred. This accounting treatment is based on IBRACON’s Technical Interpretation 01/2006.

(l) Intangible assets

Acquired computer software licenses are capitalized and amortized over their estimated useful lives.

Expenses for software development or maintenance are recorded as expenses as incurred. Expenditure directly associated with identifiable, unique software that is controlled by the Company and will probably give rise to economic benefits higher than its costs for more than one year, is recorded as intangible assets. Direct expenses include the compensation of employees with the software development team and an appropriate share of the related overhead.

Software development expenses recorded as assets are amortized on a straight-line basis over its useful life. (Note 13).

(m) Asset impairment

Plant, property and equipment, as well as other non-current assets, including goodwill and intangible assets, are reviewed on an annual basis for impairment, or whenever events or changes in circumstances suggest that the book value may not be recoverable. In this case, the recoverable value is computed to determine whether a loss occurred. When a loss occurs, it is recognized as the excess of book value over recoverable value, which is the higher of the asset net selling price or value at use. For valuation purposes, assets are grouped in the smallest asset groups giving rise to separately identifiable cash flows.

(n) Commercial leasing

Commercial leasing agreements of property, plant and equipment where the Company bears substantially all risks and benefits of ownership, are classified as finance leases. Finance leases are recorded as if they were a financed purchase and, at the lease´s inception, a property, plant and equipment asset and a financing liability (leasing) are recognized. Property, plant and equipment purchased under finance leases are depreciated at the rates shown in Note 12.

Commercial leasing agreements where a significant portion of ownership risks and benefits remains with the lessor are classified as operating leases. Payments made for operating leases (net of all incentives received from the lessor) are taken to income on the straight-line method over the lease term.

The gains or losses on the sale of an asset that results in a subsequent financial lease must be deferred and amortized by the seller, who then becomes the lessee, by maintaining the proportion of lease payments over the estimated period of use of the asset, even when, legally, the transactions are considered as separate, legally perfect transactions.

(o) Provisions

The Company records provisions when it has a present liability, whether legal or constructive, as a result of past events and it is probable that a payment will be required to settle the liability, and its amount can be reliably estimated.

(p) Advance ticket sales

Advance ticket sales represent the liability related to tickets sold and not yet used in the last twelve months. Such amounts are recognized as income when the service is actually rendered or when the tickets expire.

(q) Employee benefits

i. Pension plan liabilities

For defined contribution plans, the Company makes contributions to open or closed management pension plans on a mandatory, contractual or voluntary basis. Once the contributions are made, the Company has no further liability for additional payments. Regular contributions comprise the net periodic costs of the period when they are due and, accordingly, are included in personnel expenses.

ii. Profit sharing and bonuses

Profit sharing and bonuses are usually recognized at the end of the year, at which time their amount can be reliably measured by the Company.

iii. Stock-based compensation

The Company offers its employees and officers stock-based compensation schemes, which are settled via Company shares. Under such schemes, the Company receives services in consideration for stock options. The fair value of options awarded is expensed during the vesting period, during which specific vesting conditions must be met. At the balance sheet date, the Company reviews its estimates of the number of options to become vested based on those conditions. The Company recognizes the impact of the review of the original estimates, if any, in the statement of income, with a contra entry to stockholders’ equity, on a prospective basis.

(r) TAM Loyalty Program

The Company sponsors a program (TAM Loyalty Program) to award frequent flyers, whereby points are accumulated when flying with TAM or partner airline companies, or when making purchases using the TAM Loyalty Program credit card, or using the services and products of commercial partners.

Revenues resulting from the TAM Loyalty Program partnerships, from credit cards, hotels, car rental and others are recorded when the points are issued to the participants. The other revenues from the Loyalty Program resulting from partnerships are recorded when they are received.

(s) Loans

Loans obtained are initially recorded upon receipt of funds, net of transaction costs. Subsequently, they are stated at amortized cost, that is, including charges and interest on a pro rata basis, net of repayments made.

Non-convertible debentures are recorded similarly to loans.

(t) Consolidated interim financial information

The consolidated interim financial information include the financial information of TAM S.A. and its direct and indirect subsidiaries, as listed below:

		Economic ownership (%)

	Date of consolidated financial information	30/062009	31/03/2009

TLA	June 30,2009	100.00	100.00
Fidelidade (i)	June 30,2009	99.99	99.99
TAM Capital (ii)	June 30,2009	100.00	100.00
TAM Financial 1 (ii)	June 30,2009	100.00	100.00
TAM Financial 2 (ii)	June 30,2009	100.00	100.00
Mercosur	May 31, 2009	94.98	94.98
TP Participações	June 30,2009	99.99	99.99
Fundo Spitfire II (Exclusive investment fund ) (iii)	June 30,2009	100.00	100.00

The same accounting practices were applied for all consolidated companies, consistently with those applied in the preceeding year.

(i) The consolidated inetrin financial information of the TLA, which were taken as a basis for consolidation, consider the sales of it consolidated subsidiary Fidelidade.

(ii) As these foreign investees do not have administrative autonomy, they were included in TLA’s interim financial information, pursuant to CPC 02.

(iii) TAM has a 30% direct and 70% indirect interest in this fund through its investee TLA. In August 2004, CVM issued Instruction 408/04 that determined that EPEs should be included in the consolidated interim financial information of public companies. Subsequently, on February 25, 2005, CVM Circular Letter 01/2005 set out further clarifications to support the concept of investments liable to consolidation. This fund was consolidated based on these CVM instructions.

The consolidation includes the assets, liabilities and income accounts, in proportion to the total interests held of the capital of the related subsidiaries.

Intercompany balances and transactions, including current accounts, dividends receivable, income and expenses were eliminated on consolidation.

Transactions and balances with related parties, stockholders and investees are described in the respective notes.

(u) Revenue recognition

Results of operations are determined on the accruals basis of accounting. Revenue is recognized as follows:

i. air transportation revenues (passengers and cargo) are recognized when transportation services are rendered;

ii. tickets sold but not yet used related to advance ticket sales are recorded as current liabilities;

iii. revenue for unused tickets is recognized on the ticket expiration date, which is one year after the issuance date of the ticket; and

iv. other operating revenues represented by fees arising from alterations to flight reservations, sub-lease of aircraft and other services are recognized when the service is provided. Other operating revenues also includes revenue from partnerships with the Loyalty program for frequent flyers ("TAM Loyalty Program'') which is recognized when the points are issued to participants.

Interest income is recognized on a pro rata basis, taking into account the principal outstanding and rates in effect up to maturity .

3 Marketable securities

	Parent company		Consolidated

	June 30,	March 31,	June 30,	March 31,
	2009	2009	2009	2009

In local currency
Cash	35	115	54	118
Government securities	104,286	188,109	158,815	192,957
Private securities	25,276	80,490	38,492	82,565
Overnight	24,277	53,555	36,972	54,935

	153,874	322,269	234,333	330,575

Austrian note	87,626	86,027	87,626	86,027
Bank deposit certificates – CDB			118,671	34,517

	241,500	408,296	440,630	451,119

In foreign currency
Time deposits			479,279	709,268
Overnight			1,004	7,178
Other			35,186	31,494

			515,469	747,940

	241,500	408,296	956,099	1,199,059

Cash and cash equivalents	(128,594)	(241,779)	(570,248)	(712,255)

Total	112,906	166,517	385,851	486,804

Current	(25,280)	(80,490)	(145,480)	(244,532)

Non current	87,626	86,027	240,371	242,272

The marketable securities registred in the current asset are measured at their fair value through profit and loss and held for active and frequent trading.

Marketable securities which are registered in non current are provided as a guarantee for certain derivative financial instruments that had been renegotiated during the first quarter of 2009 (see Note 30 (iii)).

Management of marketable securities in the domestic market is primarily performed via exclusive investment funds. This structure follows high transparency and corporate governance standards. The custody of securities and units of funds and the management of funds are carried out by an independent management institution. The mandates and regulations are consistent within each type of management and are subject to clear limits and measurement methods for market, credit and liquidity risks contracted. In addition to inspection by the CVM, each fund is subject to the examination of independent auditors. The average profitability of these funds was 11.85% for the quarter/semester ended June 30, 2009 (March 31, 2009 – 12.06%) .

Investments in international markets essentially comprise time deposits, notes and overnight transactions with first tier banks with which the Company maintains business relationships. At June 30, 2009 the average profitability of these investments contracted was 2.5% (March 31, 2009 – 0.02 % negative).

4 Accounts receivable – Consolidated

(a) Breakdown of balances

	June 30, 2009			March 31, 2009

	Domestic	International (*)	Total	Total

Credit cards	669,573	45,169	714,742	843,148
Travel agencies	221,774	52,456	274,230	372,645
Other	148,758	48,266	197,024	243,002
Subtotal	1,040,105	145,891	1,185,996	1,458,795

Provision for reduction to the recoverable value of accounts receivable from customers	(60,944)	(18,914)	(79,858)	(78,767)

Total	979,161	126,977	1,106,138	1,380,028

(*) Includes R$ 13,147 denominated in US Dollars, R$ 20,610 denominated in Euros, R$ 14,796 denominated in Argentine Pesos, and the remaining balance is composed of various currencies.

(**)mainly accounting holders and partners – Loyalty program.

(b) Aging list – Receivables by due date

Breakdown	June 30, 2009	March 31, 2009

Not yet due	1,057,776	1,336,495
Overdue
Up to 60 days	29,825	25,689
From 61 to 90 days	2,190	2,395
From 91 to 180 days	5,431	6,692
From 181 to 360 days	14,558	17,763
Over 360 days	76,216	69,761

	1,185,996	1,458,795

(c) Provision for reduction of accounts receivable from customers to the recoverable value

	Quarter ended		Semester ended

	30.06.2009	30.06.2008	30.06.2009	30.06.2008

Balance at the beginning of the period	78,767	52,243	74,676	50,240
Additions (recorded as selling expenses)	1,577	3,102	5,711	5,213
Recoveries	(486)	(1,449)	(529)	(1,557)

Balance at the end of the period	79,858	53,896	79,858	53,896

The establishment and release of provisions for impaired receivables have been included in "selling expenses" in the income statement. Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash. None of the items for which an impairment provision has been recognized is individually significant.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. TAM does not hold any collateral as security.

5 Inventories - Consolidated

(a) Breakdown of balances

	June 30, 2009	March 31, 2009

Spare parts and materials for repairs and maintenance	296,389	285,678
Other inventories	23,402	30,685

Total	319,791	316,363
Provision for losses and obsolescence	(66,183)	(66,319)

Total	253,608	250,044

“Other inventories” is mainly composed of uniforms, stationery and catering items.

(b) Changes in the provision for inventory obsolescence

	Quarter ended		Semester ended

	June 30,	June 30,	June 30,	June 30,
	2009	2008	2009	2008

Balance at the beginning of period	66,319	51,087	70,483	53,180

Reversals	606		1,272
Additions	(742)	(1,199)	(5,572)	(3,292)

Balance at the end of period	66,183	49,888	66,183	49,888

6 Taxes recoverable

	Parent Company		Consolidated

	June 30,	March 31,	June 30,	March 31,
	2009	2009	2009	2009

Income tax and social contribution	27,530	20,747	80,437	71,509
Contribution to Social Integration Program (“PIS”) and Contribution to Social Security Financing (“COFINS”)			2,362	2,362
Tax on Sale of Goods and Services (“ICMS”)			34,950	41,099
Withholding income tax	2,846	6,485	16,329	15,602
Taxes collected in other countries	4,736		19,760	17,509
Other			2,040	2,040

	35,112	27,232	155,878	150,121

Current	(35,112)	(27,232)	(140,641)	(134,627)

Non-current			15,237	15,494

The non-current balance is included within “ other accounts receivable”.

7 Advances to aircraft manufacturers - Consolidated

At December 31, 2008	426,224

Additions/Transfers (i)	4,532
Capitalized borrowing costs	2,186

At March 31, 2009	432,942

Additions/Transfers (i)	8,707
Capitalized borrowing costs	1,837

At June 30, 2009	443,486

(i) Transfers occur when the aircrafts are delivered and the values are returned to TAM or capitalized as flight equipment.

8 Advances to aircraft maintenance - Consolidated

For further repairs of aircraft (and related parts), at June 30, 2009, payments had been made into maintenance reserves, in the amount of R$ 418,611 (March 31, 2009 – R$ 450,552) equal to US$ 214,496 thousand (March 31, 2009 – US$ 194,606 thousand).

The maintenance reserve is a guarantee for the aircraft owner that the returned aircraft can be restored to its original condition. Certain aircraft leasing agreements require that advance deposits be made on behalf of the lessor, with maintenance reserve funds, at a restricted bank account in the lessor’s name. The lessor may withdraw funds from this account if the required maintenance is not carried out upon return of the aircraft. Should TLA perform the maintenance of the aircraft or its parts, such as fuselage, engines, landing gear, among others, it can request that the lessor return the related amount, which will otherwise revert to the owner.

9 Deposits in guarantee - Consolidated

Deposits and collateral relating to the lease of aircraft and engines are denominated in U.S. dollars, plus interest that may vary up to the London Interbank Offered Rate ("LIBOR''), and a spread of 1% per annum. The terms for redemption are defined in the lease contracts. At June 30, 2008 the balance of deposits was R$ 72,571 (March 31, 2009 – R$ 91,411).

10 Investments

(a) Breakdown of balances

	June 30, 2009	March 31, 2009

Ownership interest in subsidiaries	1,411,877	739,281
Negative goodwill on acquisition of subsidiaries	(11,099)	(11,099)

	1,400,778	728,182

(b) Changes in investments – Parent Company

	TLA	Mercosur	TP	Total

Balances at March 31, 2009	650,501	88,750	30	739,281

Adjustments	(83,392)			(83,392)

Balances adjustments at March 31, 2009	567,109	88,750	30	655,889

Cumulative Translation Adjustments		(27,634)		(27,634)
Reversion of revaluation reserve		(12,607)		(12,607)
Equity share of income	780,840	11,717		792,557
Stock option plan	3,672			3,672

Balances on June 30, 2009	1,351,621	60,226	30	1,411,877

(c) Information on subsidiaries

	June 30,				March 31,	June 30,
	2009				2009	2008

	TLA	Mercosur	TP	Total	Total	Total

Number of shares
Total	2,064,602	87,653	30,100
Held	2,064,602	83,253	30,099
Ownership interest percentage	100,00	94,98	99,99

Equity	1,351,621	63,409	30
Net income
Quarter	780,840	12,336
Semester	832,814	24,897

Book value of investment	1,351,621	60,226	30	1,411,877
Equity share of earnings
Quarter	780,840	11,717		792,557	63,909	340,411
Semester	832,814	23,647		856,461		388,211

11 Related party transactions

(a) Balances and transactions

	June 30, 2009					March 31, 2009

	TAM	TLA	Mercosur	Fidelidade	Total	Total

TAM
Non current assets – intercompany loans		215,898			215,898
Liabilities – intercompany loans		(788)			(788)	(24,119)

TLA
Accounts receivable			1,463	59,843	61,306	82,387
Non current assets – intercompany loans	788				788	24,119
Liabilities – intercompany loans	(215,898)		(35,247)		(251,145)
Other operating income			19,122		19,122	10,116

Mercosur
Cost of services rendered (*)		(19,122)			(19,122)	(10,116)
Non current assets – intercompany loans		35,247			35,247
Accounts payable (deposits in guarantee)		(1,463			(1,463)	(1,769)

Fidelidade
Accounts payable		(59,843)			(59,843)	(80,618)

	(215,110)	169,929	(14,662)	59,843

(*) Aircraft sub-leasing, maintenance and insurance.

The average stated period of expiration of the loans are 18 months.

During the semester and quarter ended at June 30, 2009, TLA received from Táxi Aéreo Marília S.A. (“TAM Marília”), a company under common control, R$ 18 and R$ 33 (June 30, 2008 – R$ 12 and R$ 83), as reimbursement for the use of its infra structure, being mainly the importation areas and human resources. This amount was credited to “cost of services rendered”. TAM Marília and TAM have common indirect stockholders.

On May 11, 2007, TLA and TAM Marília agreed to share the utilization of a hangar located by the Sao Paulo Congonhas airport, for a period of 10 years. TLA paid R$ 15,500 upfront to TAM Marília and is entitled to use the facilities and the infra-structure of the hangar, providing the same cargo services, as those previously provided in the cargo terminal. The total amount was established based on valuation reports performed by independent companies, reflecting the economic benefit obtained by the use of such a location in TLA cargo activities. The amount recognized in earnings from the deferral of such costs for the three month period ended at June 30, 2009 amounted to R$ 775 (June 30, 2008 – R$ 775).

The Company and its subsidiaries signed a contract in March, 2005 with TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A. ("TAM Milor") for the right to use the "TAM" brand. This contract is valid for a term identical to the current passenger air transport concession of TLA and establishes a monthly fee, adjusted annually by the IGP-M inflation index, totaling R$ 4,222 and R$ 8,220 for the three and six month period ended at June 30, 2009 (June 30, 2008 – R$ 3,904 and R$ 7,607), recorded within “Administrative expenses”.

(b) Compensation of key managerial personnel

Key managerial personnel includes members of the board of directors, CEO, vice presidents and statutory officers. The compensation paid or payable for services provided by employees is stated as follows:

	Quarter ended		Semester ended

	June 30,	June 30,	June 30,	June 30,
	2009	2008	2009	2008

Salaries	2,692	2,001	5,246	5,016
Profit sharing and bonuses	358	80	9,716	8,834
Stock Options	0	1,553	0	1,553
Other benefits	178	125	383	338

	3,228	3,759	15,345	15,741

12 Property, plant and equipment – Consolidated

	Flight equipment	Land and buildings	IT equipment	Machinery and equipment	Leasehold improvements	Construction in progress	Others	Total

Total cost	9,349,823	262,456	139,931	117,757	60,248	36,524	98,854	10,065,593
Accumulated depreciation	(2,002,139)	(35,,770)	(86,543)	(48,705)	(12,260)		(59,500)	(2,244,917)

Net balance atMarch 31, 2009	7,347,684	226,686	53,388	69,052	47,988	36,524	39,354	7,820,676

Additions	92,651	1,503	4,708	5,437	7,868	4,220	2,934	119,321
Disposals/Write-off	(3,100)	(2,947)	(96)	(412)			(103)	(6,658)
Depreciation	(122,224)	(1,368)	(5,305)	(3,163)	(1,685)		(2,366)	(136,111)

Balance at June 30, 2009	7,315,011	223,874	52,695	70,914	54,171	40,744	39,819	7,797,228

Total cost	9,439,374	261,012	144,543	122,782	68,116	40,744	101,685	10,178,256
Accumulated depreciation	(2,124,363)	(37,138)	(91,848)	(51,868)	(13,945)		(61,866)	(2,381,028)

Value	7,315,011	223,874	52,695	70,914	54,171	40,744	39,819	7,797,228

Average annual depreciation rates - %	7.08	2.39	20.00	10.00	10.00		14.86

"Flight equipment" includes aircraft, engines and spare parts. The additions include aircraft that were considered as financial leasing under CPC 06 – Commercial Leasing Transactions and TAM possesses 66 finance leased aircraft. The cost of these aircrafts recognized at the commencement of the leases was R$ 7,980,904 (March 31, 2009 - R$ 7,980,833), with accumulated depreciation of R$ 1,576,366 (March 31, 2009 – R$ 1,473,581), and so a net book value of R$ 6,404,538 (March 31, 2009 - R$ 6,507,252).

“Construction in progress” is mainly composed of improvements carried out at the São Carlos Technology Center. “Other” is mainly composed of furniture and vehicles.

The properties and improvements of TAM's subsidiary TLA have been mortgaged as guarantee for loans in the total amount of R$ 110,499 (March 31, 2009 - R$ 110,499).

There are no significant amounts of property, plant and equipment outside of Brazil.

13 Intangible Assets

	IT projects	Computer
	in progress	software	Others	Total

Cost	108,489	37,968	29,897	176,354
Accumulated amortization and impairment		(24,146)		(24,146)

Net book value at march 31, 2009	108,489	13,822	29,897	152,208

Additions	29,861	4,248	1,061	35,170
Amortization		(14,600)		(14,600)

Net book value	138,350	3,470	30,958	172,778

At June 30, 2009
Cost	138,350	42,216	30,958	211,524
Accumulated amortization and impairment		(38,746)		(38,746)

	138,350	3,470	30,958	172,778

IT projects in progress and computer software are recorded at cost less accumulated amortization and impairment. Expenditure for development of projects and software, including the costs of materials, third-parties’ worked hours and other direct costs, are recognized when it is probable that they will be successful, taking into account their commercial and technological feasibility, and only when their cost can be reliably measured. Such expenses are amortized on the straight-line method over the period of the expected benefits. As to Company development projects still underway, it is expected that they will be amortized as from 2009, upon becoming operational. The anticipated amortization period is three to ten years, depending on the useful life of each project.

Computer software is amortized over its useful life, not normally exceeding three years. Other projects include payments to the international airline network Star Alliance, and will be amortized from 2009 when TAM completes the integration process into the network and the assets start to be used.

14 Loans and financing – Consolidated

	Guarantees	Interest rate (Effective rate for June 2009 and June 2008)	Payment terms and year of last payment	June 30, 2009	March 31, 2009

Local currency
FINEM – Sub credit A	Mortgage of assets and accounts receivable	TJLP + 4.5% p.a (10.8% p.a. and 10.8% p.a.)	Monthly until 2011	36,121	39,833
FINEM – Sub credit B	Mortgage of assets and accounts receivable	Basket of currencies BNDES + 3.0% p.a. (10.5% to 11.9% p.a.)	Monthly until 2012	5,560	7,282

Other				7,967	8,654

Total				49.648	55.769

Foreign currency
FINIMP	Promissory note US$ 23,593 thousand	Annual LIBOR + 0.9% p.a. to 5.7% p.a. (5.3% p.a. and 6.4% p.a.)	Annual until 2010	216,663	248,363
International Finance Corporation (“IFC”)	Deposits in guarantee US$ 2,500 thousand	6 months LIBOR + 3.0% p.a. (6.6% and 7.7 % p.a.)	Half-yearly until 2012	41,048	52,628
Leasing renegotiation	Letter of guarantee	Fixed installments of US$ 55 thousand	Monthly until 2022	11,403	13,706
Financing – Pre- delivery payment	Unconditional guarantee	Monthly LIBOR + 0,6% p.a. (1.1% p.a and 4.8% p.a.)	Monthly until 2011	74,529	109,535

Total foreign currency				343,643	424,232

Total				393,291	480,001

Current				(267,256)	(305,691)
Non-current				126,035	174,310

FINIMP – Import Financing, FINEM – Government agency financing for machinery and equipment, TJLP – Long term interest rate and CDI – Interbank deposit rate

Non - current maturities are as follows :

Year	June 30, 2009	March 31, 2009

2010	13,291	22,692
2011	98,730	135,232
2012	4,846	5,543
2013	943	1,086
2014	815	967
After 2014	7,410	8,790

	126,035	174,310

On December 28, 2007, TAM entered into a loan agreement with bank BNP Paribas to finance up to US$ 117.1 million (equivalent to R$ 207.3) of pre-delivery payments for thirty Airbus aircrafts contracted with the French manufacturer with firm purchase orders and deliveries scheduled between 2008 to 2010. As at June 30, 2009, the balance of this loan was R$ 74,529 (March 31, 2009 – R$ 109,535).

In 2005, TAM entered into a FINIMP-type loan agreement primarily with banks Unibanco and Banco do Brasil, to finance imports of engines and aircraft parts of up to US$ 8,805 (equivalent to R$ 21,435) thousand, which were settled in December 2008, except for a renegotiated portion with Banco do Brasil for US$ 4,719 thousand (equivalent to R$ 11,299), maturing in November 2009. In 2006, funds were raised from Unibanco in the amount of US$ 37,885 (equivalent to R$ 82,412) and maturing until July 2009. In 2008, for this same purpose, funds were obtained from banks Unibanco, HSBC, Itaú, Santander and Banco do Brasil in the amount of US$ 84,996 thousand (equivalent to R$ 155,862), maturing up to September 2010. At June 30, 2009, the balance of this type of financing was R$ 216,663 (March 31, 2009 – R$ 248,363).

The Company is not subject to any obligations under loan agreements, such as compliance with certain financial indices, limits on the issue of financial debt or priority in the repayment of loans.

15 Finance Leases – Consolidated

	Monthly
	payments with
	final due date in	June 30, 2009	March 31, 2009

Local currency
IT equipment	2012	27,660	31,620

Foreign currency
Aircraft	2020	5,064,985	6,159,594
Engines	2017	192,329	235,259

Total		5,284,974	6,426,473

Current		602,632	705,429

Non-current		4,682,342	5,721,044

The lease obligations above are secured by letters of guarantee issued by the Company and deposits in guarantee. At June 30, 2009, the Company has 66 aircraft (March 31, 2009 – 66 aircraft) recorded under finance leases (see Note 12).

Non - current maturities are as follows:

	June 30, 2009	March 31, 2009

Less than one year	782,679	963,227
Between one and five years	2,627,863	3,380,499
More than five years	3,041,768	3,765,230
Effect of discounting	(1,167,336)	(1,682,483)

	5,284,974	6,426,473

16 Commitments - Consolidated

(a) Operating lease contracts – Consolidated

TLA has obligations arising under aircraft operating lease contracts. TAM has 66 aircraft under operating lease (March 31, 2009 – 66 aircraft). These agreements have an average term of 125 months and are denominated in U.S. dollars plus LIBOR. The leasing expense, recognized in the consolidated statement of income in “Costs of services rendered”, was R$ 129,404 thousand and R$ 295,180 thousand for the quarter and semester ended at June 30, 2009 (June 30, 2008 – R$ 189,887 and R$ 405,661).

For most of the operations the Company offered letters of guarantee issued by the Company or deposits in guarantee.

In addition, to meet the payment conditions established by contract, promissory notes guaranteed by Company were issued, totaling US$ 31,095 thousand at June 30, 2009 (March 31, 2009 - US$ 33,808 thousand).

(b) Commitments for future aircraft leases

	Monthly payments maturing in	June 30, 2009	March 31, 2009

Aircraft	2017	904,051	963,119
Engines	2014	26,084	26,872

		930,135	989,991

Future disbursements due by year are as follows:

	June 30, 2009	March 31, 2009

Less than one year	217,502	223,204
More than one and less of Five years	624,463	668,123
More than Five years	88,170	98,664

	930,135	989,991

The values above are expressed and are payable in U.S. dollars.

(i) Airbus

Since 1998, TLA has had firm orders to purchase new Airbus aircraft. The last one was delivered in September 2008.

In 2005, the Company executed an amendment to the contract with Airbus for the firm order of 20 Airbus A320, the remaining 9 of which to be delivered by 2010, with an option for 20 more of the same aircraft family (including A319, A320 and A321). In 2006, the Company finalized the contract to acquire a further 37 Airbus aircraft (31 aircraft narrow body family A320 and 6 A330) for delivery by 2012. The options under the contract from 2005 were transferred to the 2006 contract.

On December 29, 2008, the Company executed an amendment to the contract of 2006 to postpone the delivery of aircraft to 2014.

On January 21, 2008, the Company also executed a Memorandum of Understanding for the purchase of 22 Airbus A350XWB models 800 and 900, with ten more options, for delivery between 2013 and 2018.

Additionally, the Company confirmed the exercise of four options for Airbus A330, two of which will be delivered in 2010, and the other two in 2011, related to the agreement signed at the end of 2006. TAM also confirmed the twenty options that had been postponed from 2005 to 2006 and the anticipated delivery before the end of 2014.

(ii) Boeing

In 2006, the Company ordered 4 Boeing 777-300ER with options for 4 additional aircraft, which were exercised in 2008. Upon receipt of the four aircraft in 2008, the Company had four firm orders placed with Boeing for this type of aircraft, of which four are expected to be delivered in 2012 and two in 2013.

17 Reorganization of the Fokker 100 Fleet - Consolidated

Pursuant to the agreement to return the Fokker 100 fleet, on December 19, 2003, TLA cancelled 19 lease agreements then outstanding, of which ten were finance leases and nine were operating leases. As a result, TLA agreed to pay a contractual rescission penalty in 30 consecutive quarterly installments, between April 2004 and July 2011 in the principal amount of R$ 94,188. The Company issued letters of guarantee as security.

TLA also renegotiated the rescheduled overdue instalments with an the original amount of R$ 49,599.

At June 30, 2009, the total value of the commitment was R$ 40,331 (March 31, 2009 – R$ 52,304), equivalent to US$ 20,666 thousand (March 31, 2009 – US$ 22,592 thousand), R$ 18,032 of which (March 31, 2009 - R$ 20,656) is classified in current liabilities.

Non-current maturities have the following breakdown:

	Consolidated

Year	June 30, 2009	March 31, 2009

2010	8,757	15,583
2011	13,542	16,065

	22,299	31,648

18 Deferred gains on sale-leaseback transactions - Consolidated

Pursuant to CPC 06 – Commercial Leasing Transactions, a sale and leaseback transaction involves the sale of an asset and the leaseback of this same asset by the purchaser to the seller. Gains or losses on sale of the asset in question should be deferred and amortized by the seller, which thus becomes the lessee, in accordance with the proportion of leasing payments over the estimated period of usage of the asset.

The Company´s gains on sale-leaseback transactions arise from aircraft sale transactions carried out between 2001 and 2003. At June 30, 2009, the remaining balance with respect to such gains totaled R$ 131,397 (March 31, 2009 – 139,419), to be fully amortized by 2013.

19 Advance ticket sales - Consolidated

At June 30, 2009, the balance recorded as advance ticket sales in the amount of R$ 929,673 (March 31, 2009 – R$ 784,289), is represented by R$ 3,439,382 (March 31, 2009 – R$ 2,927,459) tickets sold but not yet used.

20 Provision for contingencies and judicial deposits – Consolidated

(a) Contingent Liabilities

Management of the Company and its subsidiaries recorded provisions for contingencies in all cases where loss by the Company is deemed probable, as judged by the Company’s external legal counsel. As at June 30, 2009 and March 31, 2009, the value of provisions and corresponding judicial deposits recognized were as follows:

	COFINS and PIS (i)	Additional tariff (ii)	Airline Staff fund (iii)	Labor contingencies (iv)	Other provisions	Total

At March 31, 2009	398,635	442,067	109,892	25,426	99,129	1,075,149

Less: Judicial deposits made						(87,106)

Provision net of judicial deposits (all non-current)						988,043

Provision	398,635	442,067	109,892	25,426	99,129	1,075,149
Charged/(credited) to the income statement
Additional provisions		13,499	6,457		5,881	25,837
Payments made				(1,754)	(971)	(2,725)
Inflation adjustments	5,522	9,802	2,485	468	139	18,416

At June 30, 2009	404,157	465,368	118,834	24,140	104,178	1,116,677

Less: Judicial deposits made						(88,539)

Provision net of judicial deposits (all non-current)						1,028,138

(i) Corresponds to the discussion of the constitutionality of the increase in the tax base of the PIS and the increase in the contribution and basis of calculation of COFINS, introduced under Law nº 9,718/98. Judicial deposits were made for certain months, and for the others TLA is supported by judicial measures. These amounts, net of judicial deposits, are updated based on the SELIC interest rate.

On November 9, 2005, the full bench of the Federal Supreme Court ruled that the increase in the tax base was unconstitutional. During the first quarter of 2007 the Company was successful in obtaining a favorable ruling in one process and reversed the related provision for the amount of R$ 7,560, of which R$ 3,496 was recorded to reduce administrative expenses and R$ 4,064 recorded to reduce financial expenses. As at June 30, 2009, five lawsuits had not yet been finally judged.

(ii) Corresponds to the collection of 1% on the amount of fares of all tickets sold for regular domestic routes. TLA management, based on the opinion of its external legal counsel, is contesting the constitutionality of this collection, and non-payment is supported by a judicial order.

(iii) Corresponds to the collection of 2.5% on the monthly payroll for private social welfare and professional training entities. TLA management, based on the opinion of its external legal counsel, is contesting the constitutionality of this collection, and the non-payment is supported by a judicial order.

(iv) Corresponds to the provision, on the basis of estimates of the administration, of probable losses that could be incurred into result of diverse working processes moved for current or former-employed..

Due to nature of this dispute the period of the use of the provisions and the payments, is uncertain.

The Company and its subsidiaries are involved parties in other judicial contingencies involving fiscal, labor and civil claims in the amount of R$ 787,910 as at June 30, 2009 (March 31, 2009 - R$ 780,420) for which no provision is considered to be required. Based on the opnion of advice from internal and Brazilian external legal counsel, the Company believes that the chances of success remaining amounts are possible but not probable.

(b) Contingent Assets

(i) ICMS

On December 17, 2001 the Federal Supreme Court ruled that domestic and international air passenger transportation revenue, as well as international air cargo transportation revenue was no longer subject to ICMS.

However, based on this ruling, ICMS taxation on domestic air cargo transportation revenue is still due. On June 30, 2009, the provision maintained by the Company totaled R$ 4,023 (March 31, 2009 – R$ 4,958), recorded in “Taxes and tariffs payable”. On June 30, 2009, the installments due in more than one year totaled R$ 82 (March 31, 2009 – R$ 93), classified within “Other accounts payable”.

Collection of certain ICMS payments made from May, 1989 to May, 1994 were later ruled to have been unconstitutional. TLA has filled several suits, in different states of the country, to claim the amount paid in excess. The Company will recognize the credits, estimated at approximately R$ 55,000 (not reviewed) and their final restatement, at such time as the financial recovery of this right has been confirmed by court decisions in its final instance.

(ii) Indemnification for losses on regulated fares

We are plaintiffs in an action filed against the Brazilian government in 1993 seeking damages for breaking-up of the economic-financial equilibrium of an air transport concession agreement as a result of having to freeze our prices from 1988 to September 1993 in order to maintain operations with the prices set by the Brazilian government during that period. The process is currently being heard before the Federal Regional Court and we are awaiting judgment on appeals we have lodged requesting clarification of the initial decision (which we challenged). The estimated value of the action is R$ 245 million, based on a calculation made by an expert witness of the court. This sum is subject to interest accruing from September 1993 and inflation since November 1994. Based on the opinion of our legal advisors and recent rulings handed down by the Supreme Court of Justice in favor of airlines in similar cases (specifically, actions filed by Transbrasil and Varig) we believe that our chance of success is probable. We have not recognized these amounts as receivable in these financial statements and will only do so when the decision is made final.

(iii) Additional airport tariffs (“ATAERO”)

At 2001, TLA filed a claim addressing the legality of the additional airport tariffs (“ATAERO”), which represent an addional 50% on the tariff amount. On June 30, 2009, the amount under discussion totaled approximately R$ 711,970 (March 31, 2009 - R$ 677,609), not recognized in the interim financial information.

21 Debentures

			Nominal	June 30,	March 31,
Issuer	Series	Quantity	value - R$	2009	2009

TAM
August 1, 2006	Only	50,000	10,000	522,004	509,330

Current				(22,004)	(9,330)

Non-current				500,000	500,000

On July 7, 2006 the Board of Directors approved the issue of nominative, nonconvertible debentures with no security guarantee or preference but with a guarantee provided by TLA.

The debentures have a face value of R$ 10 and a term of six years, with repayment in three successive, equal, annual payments the first of which falls due on August 1, 2010.

Interest is to be paid every six months at a rate equivalent to 104.5% of the CDI as calculated and published by CETIP - the custodian and liquidation chamber. The effective interest rate was 12.92% p.a. as at June 30, 2009 (March 31, 2009 - 13.29% p.a.).

The Company will be subject to certain obligations under the debenture contracts, such as compliance with certain financial indices, limits on the issuance of financial debt, and priority in the repayment of debentures. Such requirements will become effective as from 2010, when the debentures will start to be repaid.

22 Senior Notes – Consolidated

On April 25, 2007, TAM Capital concluded an offer of senior bonds in the total amount of US$ 300 million with interest of 7.375% per annum, paid half-yearly and with final or sole maturity in 2017, by means of a transaction abroad exempt from filing with the Brazilian CVM. The Company opted to register the securities with the United States Securities and Exchange Commission (“SEC”) on October 30, 2007.

At June 30, 2009, this liability amounted to R$ 593,156 (March 31, 2009 – R$ 716,615), equal to US$ 303,933 thousand (March 31, 2009 – US$ 309,526 thousand), of which interest of R$ 7,676 (March 31, 2009 – R$ 22,055) is classified in current liabilities.

23 Income Tax

(a) Reconciliation of income tax and social contribution benefit (expense)

The tax on TAM's profit before tax differs from the theoretical amount that would arise using the enacted tax rate in Brazil as follows:

	Quarter ended		Semester ended

	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008

Profit before tax	1,188,605	515,537	1,286,030	603,451
Tax calculated at Brazilian tax rates applicable to profits	34%	34%	34%	34%

Income tax	(404,126)	(175,283)	(437,250)	(205,173)

Non-deductible expenses	369	(52)	(149)	(1,970)
Other permanent differences	(12,907)	2,833	(11,802)	(7,091)
Realization of the revaluation reserve	(379)	(347)	(720)	(687)
Unrecognized tax credit on tax losses arising from foreign subsidiaries	15,034	(4,729)	9,712	(5,105)
Net income of foreign subsidiary	2,912	(1,289)	6,119	(582)

	(399,097)	(178,867)	(434,090)	(220,608)

Deferred income tax
Current tax	(1,983)	(52,086)	(3,215)	(62,697)
Deferred tax	(397,114)	(126,781)	(430,875)	(157,911)

	(399,097)	(178,867)	(434,090)	(220,608)

The applicable tax rate was 34% (2008 - 34%).

In accordance with CVM Deliberation 273/98, the revaluation reserve is valued, net of income tax and social contribution levied on the appreciation determined on aircraft engines and properties. The deferred charges were determined based on the applicable rates for taxing of the amounts of revaluation of subsidiaries.

(b) Breakdown of deferred income tax and social contribution assets

	06.30.2009	03.31.2009

Income tax loss carry forwards	121,584	95,283
Social contribution carry forwards	50,742	38,356

Temporary timing differences
Provision for derivatives loss	133,934	286,182
Provision for contingencies	206,924	197,129
Allowance for doubtful accounts	32,800
Allowance for losses on inventories	22,502	22,548
Incremental cost provision – frequent flyer program	15,815	15,128
Deferred revenue from sale and leaseback transation	44,676	47,403
Provision for maintenance	24,129	24,129
Other	27,009	27,991

Total	680,115	754,149

Current	(63,342)	(60,629)

Non-current	616,773	693,520

Deferred outstanding taxes resulting from tax losses, social contribution negative basis, and temporary differences were recognized in conformity with CVM Instruction 371 as of June 27, 2002, and consider the profitability history and the expected future taxable income generation grounded in a technical feasibility study.

(c) Composition of deferred income tax and social contribution liabilities

	06.30.2009	03.31.2009

Revaluation reserve	47,204	47,594
Finance leases	335,963	49,527
Maintenance	9,921
Others	30,911	3,798

Total	423,999	100,919

Current	(33,597)	(4,953)

Non current	390,402	95,966

In accordance with CVM Deliberation 273/98, the revaluation reserve is valued at June 30, 2009 and March 31,2009, net of income tax and social contribution levied on the appreciation determined on aircraft engines and properties. The deferred charges were determined based on the applicable rates for taxing of the amounts of revaluation of subsidiaries.

24 Stockholders’ equity

(a) Authorized capital

At June 30, 2009 and 2008, the authorized capital was R$ 1,200,000 and can be increased by means of the issuance of common or preferred shares, upon resolution of the Board of Directors

(b) Subscribed capital

At June 31, 2009, is comprised of 150,585,147 shares (March 31, 2009 – 150,585,147), of which 50,195,049 (March 31, 2009 – 50,195,049) are common shares and 100,390,098 (March 31, 2009 – 100,390,098) are preferred shares. At the Extraordinary Stockholders' Meeting held on September 19, 2008 the conversion of 9,596,906 common shares into preferred shares was approved.

Common shares confer the right to vote in general meetings.

The preferred shares do not have the right to vote in general meetings, except in relation to certain matters while the Company is listed in Level 2 of BOVESPA. However, they have priority in the distribution of dividends, and in capital reimbursement, without any premium, in the event the Company is liquidated and the right to participate, under the same terms as the common shares, in the distribution of any benefits to the stockholders.

As per the Adhesion Agreement executed with BOVESPA, the Company complies with the requirement to have a free float of 25% of this shares available for sale. Since August, 2007 the free float has been 53.85% (unreviewed).

(c) Treasury stocks

The Board of Directors, at a meeting held on January 30, 2009, in accordance with CVM Instructions 10/80 and 268/97, approved a new program to repurchase Company shares to be kept in treasury or subsequently cancelled or sold, with no capital reduction. Under the program 3,596,629 preferred shares will be repurchased.

Changes in treasury stocks:

	Quantity		Average price
	of shares	Thousands of R$	- Reais (R$)

December 31, 2008

Shares purchased	601,900	17,703	29.41
Shares sold	(199,589)	(6,333)	31.73

March 31, 2009 and June 30, 2009	402,311	11,370	28.26

Shares sold relate to the executive compensation plan approved at the Extraordinary Shareholders’ Meeting of May 16, 2005.

The market value of shares, based on the most recent exchange quotations prior to the closing for the quarter ended at June 30, 2009, is R$ 20.20 per shares, for preferred shares.

(d) Capital reserve – Share premium account

The premium on the subscription of shares represents the difference between the fair value of the net equity and the nominal amount of the capital increase .

(e) Revaluation reserve

The amount realized in proportion to the depreciation of prior period revaluations transferred to retained earnings for the quarter and semester ended at June 30, 2009, amounted to R$ 790 and R$ 1,500 (June 30, 2009 – R$ 730 and R$ 1,417). Of the total reserve, R$ 32,225 (March 31, 2009 – R$ 32,225) corresponds to the revaluation of land, which will only be realized upon sale.

In accordance with CVM Instruction nº 197/93, the deferred tax charges on the revaluation reserve, which at June 30, 2009, amounted to R$ 47,204 (12.31.2008 - R$ 47,594), are recognized in the statement of operations to the extent that the reserve is realized.

(f) Stock options plan – incentive plan

CPC 10 – Stock-based Payment requires the measurement and recognition, as cost of employees’ service, of the fair value of shares granted at the award date. This cost will be recorded over the period in which the employee is expected to provide the services under the terms of the award. The fair value of the stock options at the grant date is estimated using the Black-Scholes model. The Company granted certain employees options to purchase shares at below market prices. The fair value of the options granted is expensed in the period over which the services are to be provided.

The Extraordinary Stockholders’ Meeting held on May 16, 2005 authorized the board to use up to 2% of outstanding shares to grant stock options to employees.

These transactions can be summarized as follows:

	Number of shares	Updated exercise price – weighted average – R$

Outstanding as of December 31, 2008	1,943,510	32.10

Exercised	(199,589)	17.21
Garanted	(42,593)

Outstanding as of March 31, 2009 and June 30, 2009	1,701,328	37.31

Under the plan terms, options granted are divided into three equal parts, and employees may exercise a third part of their options within three, four and five years, respectively, provided they are still Company employees at that time. The option contractual life is seven years. Shares exercised to date resulted from early retirement and dismissals from the Company.

The option contemplates a “service condition”, whereby the exercise of options depends exclusively on the provision of services by the employee for a predefined period. Dismissed employees are required to comply with certain restrictive conditions to maintain their right to exercise the options.

The Company accounts for its incentive plan in conformity with CPC 10 – Stock-based Payment. Accordingly, the cost was recorded based on the fair value of stock options at the time of granting, as a contra entry to the Company’s equity, as the payment was made in shares. The fair value of such options was estimated by using the Black-Scholes pricing model, using the following assumptions:

				Extraordinary
	1st grant	2nd grant	3rd grant	grant

Date	12/28/2005	11/30/2006	12/14/2007	9/27/2007
Number of shares	715,255	239,750	780,311	230,000
Exercise price	14.40	43.48	39.67	38.36
Risk-free interest rate	17.93%	13.13%	10.95%	10.82%
Average term	5.5	5.5	5.5	4.5
Expected dividend yield	0.00%	0.32%	0.58%	0.58%
Volatility of shares in the market	34.24%	41.29%	42.30%	40.48%
Prices in the equity market	R$45.00	R$61.00	R$44.03	R$50.10

The expected volatility is based on the past volatility of Company shares traded on stock exchanges. The average remaining contractual life is based on the expected exercise.

At June 30, 2009, the fair values of the grants amounted to R$ 39.64, R$ 41.11, R$ 25.09 and R$ 28.28 per share for the 1st, 2nd and 3rd grants and extraordinary grant, respectively, leading to a total fair value of options granted of R$ 19,101, R$ 9,367, R$ 19,110 and R$ 6,504 for the 1st, 2nd and 3rd grants and extraordinary grant. The total compensation cost associated with options that have not yet vested and yet to be recorded in results as of June 30, 2009 totaled R$ 24,025 (March 31, 2009 – R$ 25,197).

The Company recorded expenses in the amount of R$ 3,672 (June 30, 2008 – R$ 6,131) in the statement of income for the three month period ended June 30, 2009.

				2009

		Outstanding options		Exerciseable options

	Number of	Remaining contractual life	Exercise price –
Contracted exercise price	options	– weighted average	weighted average	Number of options

R$ 14.40	481,825	5.5	R$ 17.52	160,608

R$ 43.48	227,870	5.5	R$ 51.12

R$ 39.67	761,633	5.5	R$ 43.16

R$ 38.36	230,000	4.5	R$ 43.21

Range: R$ 14.40 – R$ 43.48	1,701,328	5.36	R$ 36.97	160,608

(g) Prior year adjustment

From 2º quarter of 2009, the company administration opted to elaborating and divulging to the market in anticipation to Resolution CVM, financial information in compliance with the international accounting polices (International Financial Reporting Standards – IFRS). As result aiming at the alignment between the international accounting practices and those used in the elaboration of the financial statement in accordance with brazilian accounting practices the Company change the accounting form:

  The operating expenses of certain engines covered for contracts of the type type “power by the hour” that had started recognized to the measure of the used hours for each equipment, and the classification of pré delivery payment of aircraft that had started registered in the non current assets.

  The costs of contraction of loans associates to the daily pay payments had started to be registered for paid value converted the tax of effective exchange into the date of the payment. The loans cost contraction, including applicable interests and cambial differences, incurred into the assets construction, are capitalized until the moment of the delivery of the aircraft.

As a result of these changes, the interim financial information, they had been adjusted for comparison , in order to recognize the losses/profits deriving of the practice changes. The effect in Stockholders’ equity in quarter ended in June 30, 2009, as presented below:

Maintenance – “Power by the hour”	(70,967)
Pré delivery payment	(55,384)
Deferred income tax and social contribution	42,959

(83,392)

25 Gross revenue segmentation - Consolidated

The Company presents its segmented gross revenue information by type of service rendered and by region, as follows:

(a) By type of service rendered

	Quarter ended		Semester ended		Variantion (%)

	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008	Quarter	Semester

Domestic revenue
Scheduled - Passenger	1,267,376	1,504,724	2,648,684	2,779,737	(15.8)	(4.7)
Charter - Passenger	18,950	25,623	80,121	71,167	(26.0)	12.6
Cargo	110,024	117,724	207,932	211,762	(6.5)	(1.8)

	1,396,350	1,648,071	2,936,737	3,062,666	(15.3)	(4.1)

International revenue
Scheduled - Passenger	580,798	601,769	1,375,947	1,212,671	(3.5)	13.5
Charter - Passenger	3,096	814	4,807	3,219	280.3	49.3
Cargo	104,869	138,060	215,350	258,458	(24.0)	(16.7)

	688,763	740,643	1,596,104	1,474,348	(7.0)	8.3

Other operating revenue
Partnerships with TAM Loyalty Program	156,007	101,400	364,353	191,462	53.8	90.3
Travel and tourism agencies	19,988	10,994	34,716	23,033	81.8	50.7
Others (includes expired tickets)	133,670	113,958	197,849	210,469	17.3	(6.0)

	309,665	226,352	596,918	424,964	36.8	40.5

Gross revenue	2,394,778	2,615,066	5,129,759	4,961,978	(8.4)	3.4

Tax	(96,298)	(100,630)	(192,252)	(187,286)

Net revenue	2,298,480	2,514,436	4,937,507	4,774,692

(b) By geographic location of the Company’s destinations

	Quarter ended		Semester ended		Variation (%)

	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008	Quarter	Semester

Brazil	1,706,014	1,874,423	3,533,653	3,487,630	(9.0)	1.3
Europe	324,755	363,138	731,815	689,501	(10.6)	6.1
North America	178,728	207,740	426,663	420,216	(14.0)	1.5
South America (excluding
Brazil)	185,281	169,765	437,628	364,631	9.1	20.0

Total gross	2,394,778	2,615,066	5,129,759	4,961,978	(8.4)	3.4

26 Breakdown of the main groups of costs and expenses – Consolidated

(a) Quarter ended June 30

	2009						2008

		Expenses

	Cost of services		General and
	rendered	Selling	administrative	Directors' Fees	Total	%	Total	%

Personnel	416,614	48,690	38,072	2,763	506,139	20.6	414,372	17.5
Fuel	619,910				619,910	25.3	988,577	41.8
Depreciation and
amortization	126,216	305	24,190		150,711	6.1	75,337	3.2
Maintenance and
repairs (except
personnel)	188,590				188,590	7.7	100,093	4.2
Aircraft insurance	15,905				15,905	0.6	11,346	0.5
Take-off, landing
and navigation
aid charges	156,137				156,137	6.4	121,506	5.1
Operational lease
of aircraft,
engine and
equipment	129,404	2,071	4,613		136,088	5.6	100,944	4.3
Third party
services	46,590	63,362	76,132		186,084	7.6	171,582	7.2
Selling and
marketing		249,294			249,294	10.2	227,046	9.6
Other	89,379	113,605	39,036		242,020	9.9	155,476	6.6

	1,788,745	477,327	182,043	2,763	2,450,878	100.0	2,366,279	100.0

(b) Semester ended June 30

	2009						2008

		Expenses

	Cost of services		General and
	rendered	Selling	administrative	Directors' Fees	Total	%	Total	%

Personnel	842,678	97,633	74,095	13,116	1,027,522	21.1	820,001	18.0
Fuel	1,315,016				1,315,016	27.0	1,833,381	40.2
Depreciation and
amortization	248,498	587	39,195		288,280	5.9	171,951	3.8
Maintenance and
repairs (except
personnel)	398,919				398,919	8.2	197,238	4.3
Aircraft insurance	31,809				31,809	0.7	24,201	0.5
Take-off, landing
and navigation
aid charges	301,752				301,752	6.2	244,780	5.4
Operational lease
of aircraft,
engine and
equipment	295,180	4,528	9,385		309,093	6.4	226,564	5.0
Third party
services	90,172	127,555	171,745		389,472	8.0	311,112	6.8
Selling and
marketing		404,943			404,943	8.3	468,772	10.3
Other	177,027	129,157	91,021		397,205	8.2	267,547	5.8

	3,701,051	764,403	385,441	13,116	4,864,011	100.0	4,565,547	100.0

27 Net finance results

	Quarter ended		Semester ended

	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008

Financial income
Interest income from financial investments	14,128	46,054	39,978	101,113
Exchange gains	1,203,091	448,023	1,432,615	656,398
Financial instrument/gains – Foreign exchange rate
Realized		485		1,533
Financial instrument/gains – WTI (*)
Realized		43,940		70,661
Unrealized	471,576	41,611	699,252	17,720
Other	7,817	2,403	14,261	5,734

	1,696,612	582,516	2,186,106	853,159

Financial expenses
Exchange losses	(142,959)	(112,156)	(309,341)	(283,944)
Interest expense	(99,584)	(76,160)	(216,984)	(156,734)
Financial instrument/losses – Foreign exchange rate
Realized		(2,433)		(2,566)
Financial instrument losses – WTI (*)		(3,492)		(3,633)
Realized	(160,439)	(7,123)	(450,463)	(7,123)
Other	(9,749)	(7,397)	(16,752)	(10,738)

	(412,731)	(208,761)	(993,540)	(464,738)

Financial result, net	1,283,881	373,755	1,192,566	388,421

*WTI West Texas Intermediate - type of crude oil often used as a pricing benchmark

The average rate used for financial expenses capitalization was 8.4% for the six months ended June 30, 2009 (June 30, 2008 – 9.3%) .

28 Employee benefits

In accordance with the annual union agreement, the Company’s management will pay a share of its profits when it reaches certain performance indicators established according to the annual budget. Consequently, Management recorded as “Salaries and payroll charges”, related to the three month period ended June 30, 2009, a provision for payment of this benefit in the amount of R$ 29,909 (March 31, 2009 - R$ 22,346).

29 Insurance coverage

The Company’s subsidiaries contract insurance coverage for amounts above the minimum mandatory levels that they deem necessary for the coverage of occasional accidents, in view of the nature of their assets and operational risks. On March 31, 2009, based on the aircraft fleets of TLA and Mercosur, the insurance coverage for aviation activities (including both aircraft and civil liabilities) provided for maximum indemnification of US$ 1.5 billion.

The Brazilian Government, through Law 10,744 of October 9, 2003, and Decree nº 5,035 of April 5, 2004, has committed to cover civil liability damages payable to third parties that the Company may be required to pay as a result of war or terrorist attack. This Law provides that the maximum liability of the Brazilian Government in respect of such matters is an amount in Reais equivalent of US$1 billion.

The Company maintains adequate insurance for risks which are expected to cover any liabilities generated by the accident on July 17, 2007, of an Airbus A320 aircraft, considering the agreements already made with and paid to the victims’ families by the insurance company. As of June 30, 2009, some 188 (March 31, 2009 – 172) compensation payments had been paid to families of the victims and others are under negotiation with the Company’s insurance firm. Management understands that the insurance coverage of these liabilities is adequate to cover all related costs. The Company believes that it will not incur additional or unexpected expenses outside the scope of the insurance agreement which would be TAM’s direct responsibility.

The subsidiaries also maintain insurance coverage that provides for indemnification in respect of expenses arising from theft, fire, flooding, electrical damage or other similar events affecting our equipment, facilities, vehicles or other property.

30 Financial risk management

TAM's activities expose it to a variety of financial risks: market risk (including currency risk, cash flow interest rate risk and price risk), credit risk and liquidity risk.

The Company has a risk management program which allows its Treasury Department to enter into derivative financial instruments in order to reduce the volatility of its cash flows.

These derivatives are used in line with TAM's policies, considering liquidity, impact on TAM's results and cost/benefit analysis of each position taken. Control over the use of derivatives includes ensuring that the derivatives contracted are in line with market rates. This is verified by an independent party. All of the derivatives entered into are to mitigate TAM's risk exposures and are not used for speculation.

(a) Market risks

TAM is exposed to market risks from our normal commercial activities. These market risks principally relate to changes in interest rates, exchange rates or jet fuel prices. Any such changes may adversely affect the value of our financial assets and liabilities or our future cash flows and expenses. Market risk is the possible loss derived from variations in market prices. TAM has entered into derivative contracts and other financial instruments with the purpose of mitigating the risks arising from variations in these factors. TAM has also implemented policies and procedures in order to evaluate such risks and approve and monitor its derivative transactions.

(i) Risks relating to variations in the price of jet fuel

(i.1) General policy

One of the most important financial risks of airline companies is the volatility in fuel prices. Fuel represented 25.6% and 26.8% of operating costs for the three and six months ended June 30, 2009 (40.4% and 39.1% - June 30 , 2008).

The Company has entered into derivative transactions in order to economically hedge itself against this risk. TAM's Risk Committee has established policies for achieving this. TAM’s policy is to enter into derivative transactions covering a period of up to two years, allowing up to 80% of forecast fuel consumption for the next year decreasing to a maximum of 30% of forecasted consumption for the second year. Swaps, options, forwards or a combination of these, using market prices for crude oil, heating oil or jet fuel as the underlying may be used to achieve TAM’s aims.

(i.2) Characteristics of the derivatives instruments used

In Brazil the price of jet kerosene is determined by the state-controlled oil company, Petrobras, based on international jet fuel prices. TAM aims to reduce the volatility in its kerosene price by using derivatives based on crude oil (West Texas Intermediate or "WTI"). WTI is highly correlated with TAM’s average Jet Fuel Price. This strong fundamental and statistical relationship, coupled with the fact that crude oil is arguably the most actively traded commodity, led TAM to elect WTI as the main underlying for its fuel hedging program.

All of the crude oil derivatives that TAM entered into are "over the counter", and none requires margin calls. Due to the rescheduling of its hedging derivatives maturities, which took place in the first quarter of 2009, TAM has agreed to deposit a portion of its fair value as collateral to some of those restructured operations. Financial instruments posted as collateral are included in the balance sheet under “Non-current assets – Other financial assets” and its carrying amount is R$ 205,768 at June 30, 2009 (March 31, 2009 - R$ 210,778 – December 31, 2008 - None)

As TAM does not hedge 100% of its expected fuel needs with derivatives, any increase in kerosene prices will not be completely offset; similarly decreases in kerosene prices will have a net benefit to TAM, despite the negative cash flows from settling its derivative contracts.

(i.3) Restructuring of derivatives during the six months ended June 30, 2009

In January 2009, the Company, along with its key counterparties, started a restructuring of its hedge transactions whose market value of was R$ 1,128,985 at December 31, 2008. The restructuring basically spread the maturity dates over a longer period. Extending the life of the derivatives but, generally, maintaining all other terms (mainly residual value and strike price). With this action, the Company aimed at two main goals: first, to postpone cash payments, which were concentrated in the first half of 2009; second, to settle most part of the transactions at a period when prices are expected to be less volatile and which, according to Company estimates, should also coincide with price levels closer to the hedging book’s prices.

The coverage profile, which was concentrated in the first half of 2009, is now more evenly distributed through 2009 and 2010, including a small coverage in the first quarter of 2011. For the next 12 months following June 30, 2009, the coverage accounts for 25% of the anticipated consumption. The average strike for transactions in the same period is now US$ 113 per barrel. Approximately 65% of the volume in WTI barrels, as of the end of the first quarter, had been renegotiated, representing a reduction of around US$ 95 million of expected disbursements in the first half of 2009.

Derivative financial instruments used as hedge of changes in jet fuel prices have been accounted for at fair value with unrealized gains and losses recognized in income. Restructured derivatives continue to be measured at fair value after the restructuring and, as a result, the impact of the restructuring has been recognized in gains and losses as part of the reassessment of the derivatives’ fair value.

(i.4) Outstanding positions of derivatives as of March 31, 2009 and June 30, 2009

The following table presents as of March 31, 2009 and June 2009 the percentages of anticipated consumption covered for the next twelve months after each date and the average strike price for the transactions outstanding as of each of those dates:

	June 30,	March 31,
	2009	2009

% of coverage as of each date for the anticipated consumption for the next 12 months	25%	28%
Average strike price for derivatives outstanding as of each date – in US$/bbl	US$ 113/bbl	US$ 111/bbl
Market price of WTI as of each date in US$/bbl	US$ 70/bbl	US$ 49.6/bbl

At the time the majority of the WTI derivatives were entered into, the expected price of WTI was between US$ 120-150 per barrel.

The following tables present both the notional amount and fair value of outstanding derivatives as of each date broken-down by maturity:

	2009	2010	2011	Total

At March 31, 2009
Notional amount – Thousand of barrels	3,219	3,429	145	6,793
Fair value – R$	(444,773)	(441,527)	(15,007)	(901,307)

At June 30, 2009
Notional amount – Thousand of barrels	1,975	3,429	145	5,549
Fair value – R$	(162,654)	(258,770)	(8,307)	(429,731)

TAM will only contract derivatives with counterparties which have an investment grade rating issued by S&P, Moody's or Fitch. The distribution of the fair values as of June 30, 2009 of the counterparties by credit rating is:

Fair value of
derivatives

AAA	(175,656)
AA+, AA or AA-	(104,293)
A+, A or A-	(149,782)

(429,731)

A hypothetical 10% increase/decrease in the price of WTI would lead to a increase/decrease of approximately US$ 37 million/US$ 36 million respectively in the fair value of the WTI derivatives. This increase/decrease would directly influence our financial results; in terms of cash flow, however, these changes in WTI price would be more than offset by a decrease/increase in our jet fuel costs.

(ii) Exchange rate risk

A significant part of the company’s costs and operating expenses, such as aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars. To manage exchange rate risk, TAM may enter into derivative contracts to protect itself against a possible depreciation or devaluation of the real in relation to the U.S. dollar. At June 30, 2009 and March 31, 2009 TAM had no outstanding currency derivative contracts.

At June 30, 2009, if the Brazilian real had weakened/strengthened by 10% against the U.S. dollar with all other variables held constant, finance results for the year would have been R$ 587 millions lower/higher approximately, mainly as a result of foreign exchange gains/losses on translation of U.S. dollar denominated trade receivables and U.S. dollar denominated financial assets at fair value through profit or loss, and foreign exchange losses/gains on translation of U.S. dollar-denominated borrowings and finance leases.

(iii) Interest rate risk

TAM’s earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments, variable-rate leasing contracts and on interest income generated from its cash and short-term investment balances. To minimize possible impacts from interest rate fluctuations, TAM has adopted a policy of diversification, alternating between contracting fixed and variable rates (such as LIBOR and CDI).

A hypothetical 100 basis point increase in USD LIBOR interest rates at June 30, 2009 would increase its aircraft rental and interest expense by approximately US$ 33 million.

These amounts are determined by considering the impact of the hypothetical interest rates on TAM’s variable-rate leasing contracts at June 30, 2009.

(b) Credit risk

Credit risk arises from the possibility of TAM not recovering amounts receivable from services provided to consumers and/or travel agencies, or from credits held by financial institutions generated by financial investment operations. Management does not expect any losses from non-performance by its counterparties, and does not have any significant exposure to any individual counterparty.

To reduce credit risk, TAM has adopted the practice of establishing credit limits and the permanent follow-up of its debtor balance (mainly from travel agencies).

TAM will only deal with financial institution counterparties which have a credit rating of at least BBB- (Baa3) issued by S&P, Moody's or Fitch. In the case of derivatives contracted in Brazil, a local rating of at least brA- is required. In addition, each institution has a maximum limit for investments, as determined by the Company's Risk Committee.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

Excess cash is invested mainly in TAM’s exclusive investment funds. Each of these funds has a clear investment policy, with limits on concentration of risk in the underlying investments.

30.1 Fair value estimation

The fair value of financial instruments traded in active markets (such as trading securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by TAM is the current bid price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. TAM uses a variety of methods that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of forward foreign exchange contracts is determined using quoted forward exchange rates at the balance sheet date.

The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to TAM for similar financial instruments.

The carrying value of financial liabilities, all of which are measured at amortized cost, and their corresponding fair values are shown in the following table:

	Fair value		Carrying value

	June 30, 2009	March 31, 2009	June 30, 2009	March 31, 2009

Non-current
Finance lease obligations	4,682,342	5,721,044	4,682,342	5,721,044
Senior notes	432,966	387,534	585,480	694,560
Borrowings	134,105	161,333	126,035	174,310
Debentures	482,547	482,849	500,000	500,000

	5,731,960	6,752,759	5,893,856	7,089,914

Current
Finance lease obligations	602,632	705,429	602,632	705,429
Senior notes	5,676	12,306	7,676	22,055
Borrowings	284,369	282,931	267,256	305,691
Debentures	21,236	9,009	22,004	9,330

	913,913	1,009,675	899,568	1,042,505

31 TAM Loyalty Program

At June 30, 2009, the TAM Loyalty Program had 3,479,782 (March 31,2009 – 3,290,260) (not reviewied) one-way domestic trip tickets earned by its clients but not redeemed. TLA records the incremental costs when awards are earned.

For the three and six month periods ended June 30, 2009 591,311 and 1,206,136 (June 30, 2008 – 429,195 and 775,969) free tickets were granted and used by our clients.

The provision for incremental costs of points earned under the Loyalty Program for the three month period ended June 30, 2009 was approximately R$ 46,515 (March 31,2009 - R$ 44,494). The calculation basis of this provision uses the number of points earned, discounted for the expected points that will not be converted into tickets-awards, and valued at the incremental cost of on board service, fuel, insurance and boarding passes. In 2008, participants in the Loyalty Program had the opportunity to exchange points for tickets, by using 3,000, 5,000 and 7,000 points. It should be noted that, in the specific case of such exchanges, restrictions exists with respect to flights and number of available seats. The points earned by our clients through the TAM Loyalty Program are valid for two years for redemption as tickets.

32 Post balance sheet events

Debentures

TAM S.A. issued the first public emission of bonds from the subsidiary TAM Linhas Aéreas S.A., consisting of 600 (six hundred) regular bonds, not convertible into shares, in a single series, in cash with a real guarantee, with a unitary par value of R$1,000 (one million reais), for a total amount of R$600,000 (six hundred million reais) ("Issuance" and "Bonds"), on July 24, 2009 (the "Date of Issue") and which will expire July 24, 2013.

The Bonds are guaranteed by fiduciary assignment of receivables and by an additional surety guarantee, given by TAM, in favor of the bondholders.

The par value of the Bonds will be amortized in 13 (thirteen) quarterly and consecutive payments, to be made the 24th day of the months of January, April, July and October of each year, with the first payment due on July 24, 2010.

The Bonds will pay established remunerative interest, based on the accumulative variation of 126.50% (one hundred and twenty-six point five zero percent) of the Daily Interbank deposit rate, calculated exponentially and cumulatively, pro-rated for the number of business days. The interest will be paid monthly on the 24th (twenty-fourth) day of the month, beginning August 24, 2009.

33 Added Value Statement

(a) Quarter ended

	Parent company		Consolidated

	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008

Revenues
Sales of services			2,394,778	2,615,066
Allowance for doubtful accounts			(1,091)	(1,653)
Other revenues			26,205	1,607

			2,419,892	2,615,020

Inputs acquired from third parties
Costs of services rendered	(388)	(145)	(909,527)	(1,009,261)
Materials, electricity, third-party services and other	(342)	(1,031)	(701,960)	(544,360)

	(730)	(1,176)	(1,611,487)	(1,553,621)

Gross added value	(730)	(1,176)	808,405	1,061,399

Deductions
Depreciation and amortization			(150,711)	(75,337)

Net added value produced by the entity	(730)	(1,176)	657,694	986,062

Received as transference
Equity accounting for earnings of subsidiaries	792,557	340,411
Financial income	7,700	12,635	1,696,612	582,516

Total added value to distribute	799,527	351,870	2,354,306	1,568,578

Distribution of added value:	799,527	351,870	2,354,306	1,568,578

Personnel and social charges
Direct compensation	436	339	378,980	309,252
Benefits			31,994	26,675
FGTS – Employees’ Government Severance Fund			25,692	20,582

Taxes, charges and contributions
Federal	(2,708)	(2,573)	723,126	458,640
State			13,017	8,384
Local			1,155	604

Creditors
Lessors			(21,897)	199,010
Financial expenses	12,910	17,059	412,731	208,761

Shareholders
Non-controlling interests			619	(375)
Retained earnings	788,889	337,045	788,889	337,045

(b) Semester ended

	Parent company			Consolidated

	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008

Revenues
Sales of services			5,129,759	4,961,978
Allowance for doubtful accounts			(5,182)	(3,656)
Other revenues			56,191	14,294

			5,180,768	4,972,616

Inputs acquired from third parties
Costs of services rendered	(592)	(146)	(1,548,060)	(1,886,418)
Materials, electricity, third-party services and other	(818)	(1,386)	(1,382,293)	(1,006,246)

	(1,410)	(1,532)	(2,930,353)	(2,892,664)

Gross added value	(1,410)	(1,532)	2,250,415	2,079,952

Deductions
Depreciation and amortization			(288,280)	(171,951)

Net added value produced by the entity	(1,410)	(1,532)	1,962,135	1,908,001

Received as transference
Equity accounting for earnings of subsidiaries	856,461	388,211
Financial income	20,492	24,050	2,186,106	853,159

Total added value to distribute	875,543	410,729	4,148,241	2,761,160

Distribution of added value:	875,543	410,729	4,148,241	2,761,160

Personnel and social charges
Direct compensation	804	633	771,120	610,013
Benefits			64,372	53,707
FGTS – Employees’ Government Severance Fund			51,651	40,800

Taxes, charges and contributions
Federal	(4,704)	(4,165)	1,081,838	769,996
State			22,529	16,266
Local			2,158	1,303

Creditors
Lessors			309,093	421,494
Financial expenses	28,753	31,169	993,540	464,738

Shareholders
Non-controlling interests			1,250	(249)
Retained earnings	850,690	383,092	850,690	383,092

Board Of Directors:

04.01 – Explanatory notes
Maria Cláudia Oliveira Amaro
Chairman

Mauricio Rolim Amaro
Vice – Chairman

Members:
Adalberto de Moraes Schettert
Alexandre Gonçalves Silva
Luiz Antônio Correa Nunes Viana Oliveira
Noemy Almeida Oliveira Amaro
Pedro Pullen Parente
Waldemar Verdi Júnior

Management:

David Barioni Neto
CEO

Líbano Miranda Barroso
CFO and Investor Relations Officer

Executive Officers:
Paulo Cezar Bastos Castello Branco
Fernando Sporleder Junior

Controllership/Accountant:

Renê Santiago dos Santos
Manager of the Accountancy Department
Accountant CRC 1SP 241282/O-5

*     *     *

Performance

TAM SA presents its comments on performance for the second quarter on a consolidated basis with the operations of subsidiaries TAM Linhas Aéreas SA, Transportes Aéreos del Mercosur SAand others, which provide air transport services

See comments on consolidated performance in specific table

07.01 – Comments of performance in quarter

Highlights

  7,1 million passengers transported in 2Q09

  Gross Revenues of R$ 2,4 billion

  Punctuality index of 93.4% in the quarter, 1.5 p.p. higher than the sector’s average

  Integration of our Loyalty program (TAM Fidelidade) with Air Canada’s mileage program (Aeroplan)

  Beginning of code-share operations and integration of Loyalty programs with Swiss

  Strengthening operations at Santos Dumont Airport, Rio de Janeiro

  TAM Viagens updates its line of products and services

  MRO – contracts for LAN Group’s aircraft maintenance

  We launched the Multiplus Fidelidade

  Airbus Operational Excellence Award for the A320 family

12.01 – Comments on Consolidated Performance

Operational Performance

Domestic Operations (2Q09 compared to 2Q08)

  We reached 46,2% average market share.

  Our capacity (ASK) in the domestic market increased 10,7% as a result of the net increase in our operating fleet of 2 A321, 8 A320 and 5 A319 (in 2Q09 we did not have any F-100 in our operating fleet). In the other hand, the block hours by aircraft reduced from 12,7 hours/day to 11,6 flown hours per day quarter average (total operation).

  Demand (RPK) decreased 0,5%.

  Our domestic load factor decreased to 61,7%.

International Operations (2Q09 compared to 2Q08)

  We had 86,6% average market share.

  Capacity increased 23,4%, due to the increase of 4 B777, 4 A330 and 1 B767 into our international operating fleet (partially compensated by the phase-out of 4 MD11s from our fleet) making possible the beginning of long haul flights from Rio de Janeiro to Miami and New York and from Sao Paulo to Orlando. In South America, we started daily flights from Buenos Aires to Brasília and from São Paulo to Lima and Bariloche through the increase in the narrow body fleet operating in the region. Also in South America, we increase the capacity operating the B777 to Santiago.

  Our demand increased 15,1%.

  The international load factor decreased 4,9 p.p. to 68,4%.

Loyalty Program Operations (Fidelidade)

  The program has 5.9 million members, representing a rich database for customer relationship.

  We maintain our strategy to improve the program as a loyalty tool to TAM and our main partners.

  We made redemption more flexible with fewer points, which granted the program a unique position in the market and we are exploring new alternatives, as the option to redeem points in the products and services of TAM Viagens.

  Current agreements: Victoria, of TAP; LAN Pass, of LAN; Miles&More of Lufthansa and Swiss, Mileage Plus of United Airlines.

  Star Alliance – FFP agreements with the current members of the alliance.

Cargo Operations

  We increased our cargo availability, mainly in the international market adding the B777 aircraft models in our fleet.

  The slowdown in the global economic activity impacted negatively our cargo business, decreasing the transported volumes.

  We continue to improve our cargo terminals throughout Brazil to further develop our operations. We are also implementing a new system to manage the operations.

Maintenance Operations (MRO - Maintenance, Repair and Overhaul)

  We are certified to perform the maintenance of all aircraft models of our fleet (apart from engines) besides the A318 and more than 2 thousand aeronautic components and we are in process to obtain the certification to perform services in the Boeing 767 aircraft models.

  Our MRO unit is present in all stations we operate, offering line maintenance services to several customers.

  We implemented new processes and metrics in cost control by task, helping us to minimize expenses and the average time the aircraft is away in the hangar for maintenance.

  European certification to all aircraft of our fleet – the EASA145

  We are making progress with the process to obtain the North American certification (FAR-145), with which we will be able to execute services in the aircraft registered in the USA.

  We created the concept of technological condominium, dividing our area in lots dedicated to the installation of our companies.

  We have also initiated an effort to increase our brand recognition worldwide, to promote the unit increasing visibility with both potential customers and investors.

  We signed contracts for LAN Group’s aircraft maintenance

TAM Viagens Operations

  We updated the line of products and services from TAM Viagens, our travel agency, now we offer an even more personalized service to our customers.

  We reformulated TAM Viagens’ website that now has a more modern design and new tools, allowing our customers to purchases online: www.tamviagens.com.

Financial Performance

Total RASK and Yield Total, Scheduled Domestic and International

	2009			2008			Variation (%)

IFRS	1st quarter	2nd quarter	Accum . To June	1st quarter	2nd quarter	Accum . To June	1st quarter	2nd quarter	Accum . To June

RASK scheduled domestic (cents)²	14,21	13,21	13,71	15,37	17,66	16,53	-7,6	-25,2	-17,0
Domestic Load factor - %	63,1	61,4	62,2	69,9	68,1	69,0	-6,8 p.p.	-6,7 p.p.	-6,7 p.p.
Yield Scheduled Domestic (cents of rea	23,59	22,60	23,10	23,09	27,23	25,16	2,2	-17,0	-8,2

RASK scheduled Internacional (cents)²	12,48	8,99	10,72	11,39	11,48	11,44	9,5	-21,7	-6,2
International Load factor - %	71,7	68,5	70,1	76,9	73,4	75,2	-5,2 p.p.	-4,9 p.p.	-5,0 p.p.
Yield Scheduled International (cents of	17,40	13,13	15,30	14,82	15,64	15,22	17,4	-16,1	0,5
RASK scheduled Internacional (cents o	5,39	4,61	5,49	6,51	7,21	7,18	-17,3	-36,1	-23,5
Yield Scheduled International (cents of	7,52	6,73	7,84	8,47	9,83	9,56	-11,3	-31,6	-18,0

(1) Includes Revenue PAX, Cargo and others
(2) Net of taxes
(3) Gross of taxes

  Our total RASK decreased 20.9%

  Total CASK decreased by 10,4% in 2Q09 compared to 2Q08, and CASK excluding fuel increased 15,0%.

  EBIT and EBITDAR margins of -4,1% and 8,3% respectively.

  Net income of R$ 788,9 million, a positive margin of 34,3%.

  Our total cash and cash equivalents equaled R$ 1,057 million.

  Return on Equity (ROE) of (64.1)% .

  Return on Assets (ROA) of (6.2)% .

Market

Graph 2: Market growth in domestic and international markets (base 100)

Domestic Market - The domestic market demand increased 1.8% comparing 2Q09 vs. 2Q08 while there was an increase in supply of 10.3% in the same period. As a result, the industry's load factor decreased 5.2 p.p. to 62.5% in 2Q09 compared to 67.7% in 2Q08.

International Market - In the international market, both demand and supply increased by 0.2% and 3.7%, respectively, when comparing 2Q09 vs. 2Q08. These factors led to a decrease in industry load factor from 67.7% to 65.5% in 2Q08 and 2Q09, respectively.

Financial Results - BRGAAP

All the values shown in the tables below are prepared in accordance with Brazilian accounting principles law 11.638 (BR GAAP) and were originally calculated in Brazilian Reais and are stated in millions and cents of Reais. Therefore, (i) the results of the sum and division of some amounts may not correspond to the total amounts shown due to rounding-up procedures; and (ii) the result of percentage variances (from 2Q08 to 2Q09) may be different from the amounts shown in the tables below.

Expenses – Quarter

	2nd quarter

BR GAAP	In cents of R$ per ASK			In millions of R$

	2009	2008	Variation (%)	2009	2008	Variation (%)

Operational Income	15,16	19,14	-20,8	2.394,8	2.615,1	-8,4
Flight revenue	13,20	17,48	-24,5	2.085,1	2.388,7	-12,7
Domestic	8,14	11,20	-27,3	1.286,3	1.530,3	-15,9
International	3,70	4,41	-16,1	583,9	602,6	-3,1
Cargo	1,36	1,87	-27,3	214,9	255,8	-16,0
Other operating sales and/or services revenues	1,96	1,66	18,1	309,7	226,4	36,8
Sales deductions and taxes	(0,61)	(0,74)	-17,6	(96,3)	(100,6)	-4,3

Net operational income	14,55	18,40	-20,9	2.298,5	2.514,4	-8,6

Cost of services and operational expenses
Fuel	(3,93)	(7,23)	-45,6	(619,9)	(988,6)	-37,3
Selling and marketing expenses	(1,58)	(1,66)	-4,8	(249,3)	(227,0)	9,8
Aircraft and equipment leasing	(0,86)	(0,74)	16,2	(136,1)	(100,9)	34,9
Personnel	(3,20)	(3,03)	5,6	(506,1)	(414,4)	22,1
Maintenance and review s (except personnel)	(1,19)	(0,73)	63,0	(188,6)	(100,1)	88,4
Outsourced services	(1,18)	(1,26)	-6,3	(186,1)	(171,6)	8,4
Landing and take-off and navigation charges	(0,99)	(0,89)	11,2	(156,1)	(121,5)	28,5
Depreciation and amortization	(0,95)	(0,55)	72,7	(150,7)	(75,3)	100,1
Aircraft insurance	(0,10)	(0,08)	25,0	(15,9)	(11,3)	40,7
Others	(1,53)	(1,14)	34,2	(242,0)	(155,5)	55,6

Total cost of services and operational expenses	(15,52)	(17,32)	-10,4	(2.450,9)	(2.366,3)	3,6

Gross profit	(0,96)	1,08	-188,9	(152,4)	148,2	-202,8

Financial income (expense)	8,13	2,74	196,7	1.283,9	373,8	243,5
Other operating expenses. Net	0,36	(0,05)	-820,0	57,1	(6,4)	-992,2

Operating income (loss)	7,53	3,77	99,7	1.188,6	515,5	130,6
Income tax and social contribution	(2,53)	(1,31)	93,1	(399,1)	(178,9)	123,1

Income (loss) before minority interest	5,00	2,46	103,3	789,5	336,7	134,5

Minority interest	(0,00)	730,00	#DIV/0!	(0,6)	0,4	-250,0

Net income (loss) for the period	5,00	2,47	102,4	788,9	337,0	134,1

Gross Revenue – Decreased 8,4% in 2Q09 compared to 2Q08, to R$ 2.394,8 million, due to:

Domestic revenue - Decreased 15,9%, to R$ 1.286,3 million due to the reduction in demand of 0.5% ( in RPKs) and to the yield decrease of 17%.

International revenue - Decreased 3,1% to R$ 583,9 due to the reduction of 16% in yield in Reais which was impacted by the depreciation of the Real against the US dollar of 22,6%, partially offset by the increase in demand of 15.1% (in RPKs) ..

Cargo revenue - Decreased 16,0%, to R$ 214,9 million mainly due to the slowdown in the global economic activity, reducing our transported volumes.

Other revenues - Increased 36,8% to R$ 309,7 million due to the increase in sales of our loyalty program points in 54% to R$ 156 million.

Operational expenses - Increased by 3,6% to R$ 2.450,9 million, 8,4% in 2Q09 compared to 2Q08 due to the increase in expenses of depreciation and amortization, maintenance and repairs and other expenses and to the depreciation of the Real in 22.6% . The CASK decreased 10,4% to 15,52 Real cents and the CASK excluding fuel expenses increased 15,0% to 11.59 Real cents.

Fuel - Decreased 37,3% to R$ 619,9 million, mainly due to the decrease in the average price per liter of 41,8% and the increase of 7,7% in the average stage length, partially compensated by the 7,8% increase in liters consumed and the depreciation of 22.6% of the Real. Per ASK decreased 45,6%.

Sales and Marketing - Increased 9,8% to R$ 249,3, representing 10,8% of total net revenues, an increase of 1,8 p.p.. The main reason was the increase in international sales (passenger and cargo) which has higher commercial expenses, partially offset by the incentive expenses reduction in the domestic market. Per ASK decreased 4,8%.

Aircraft and equipment leasing - Increased by 34,9% to R$ 136,1 million, mostly due to the 22,6% depreciation of the Real against the US dollar partially compensated by the Libor interest rate decrease and by the reduction of one aircraft classified as operational lease. Per ASK increased 16,2%.

Personnel expenses - Increased by 22,1% to R$ 506,1 million, mainly due to 5,6% increase in headcount from 22.911 to 24.192, related to the incorporation of new aircraft types into our fleet, new international stations and the annual salary increase of 8% since December 2008. Per ASK increased 5,6%.

Maintenance and repairs (except personnel) - Increased 88,4% to R$ 188,6 million, mainly due to engine maintenance, to the net increase in our fleet in 19 aircraft, to the increase in flown hours of 9,9% and the depreciation of the Real against the US dollar of 22,6%, partially compensated by the change in our fleet mix (eliminating from our fleet the F100 and MD11 models). Per ASK increased 63%.

Third party services - Increased by 8,4% to R$ 186,1 million due to the increase in consulting services, the increase in our international operations (expenses related to international stations and the international distribution – GDS Global Distribution System)) and by the depreciation of the Real against the US dollar of 22,6%. Per ASK decreased 6,3%.

Landing, take-off and navigation charges - Increased 28,5% to R$ 156,1 million, due to the increase in international flights, which expenses are higher than the domestic ones, the navigation charges as a consequence of the increase of 11,7% in kilometers flown, the increase of 3,8% in take-offs and the depreciation of the real in 22,6%. Per ASK increased 11,2%.

Depreciation and amortization - Increased 100,1% to R$ 150,7 million, mainly due to the increase of 20 aircraft classified as financial lease. Per ASK increased 72,7%.

Aircraft insurance - Increased 40,7% to R$ 15,9 million, mainly due to the net increase of 19 aircraft in our fleet and by the depreciation of the Real against the US dollar of 22,6%, compensated by a reduction of 6% in the number of passengers transported. Per ASK increased 25,0%.

Other operating expenses - Increased by 55,6% to R$ 242,0 million due to the depreciation of the Real against the US dollar of 22,6%, impacting mainly the expenses related to the international operations. This item is comprised by general provisions, items related to on board services, expenses with passengers, interrupted flights, crew and other expenses. Per ASK increased 34,2%.

Net financial result - Our net financial result presented positive result of R$ 1.283,9 million, mainly due to the positive impact of the exchange rate compared to the 1Q09 that impacted our balance sheet and the mark to market of our future fuel hedge positions.

Net Income - Our result was a net income of R$ 788,9 million, as a result of the matters above discussed that represented an increase of 20,9 p.p. in margin, to a positive record of 34,3%.

EBITDAR, EBITDA e EBIT calculation

BRGAAP	2009			2008			Variation (%)

	1st quarter	2nd quarter	Accum. To June	1st quarter	2nd quarter	Accum. To June	1st quarter	2nd quarter	Accum. To June

Net income before minority interest	62,4	789,5	852	58,4	336,7	395	7%	135%	116%

Income tax and social contribution	35,0	399,1	434	41,7	178,9	221	-16%	123%	97%
Financial result, net	91,3	(1.283,9)	-1.193	(16,0)	(373,8)	-390	-670%	244%	206%

EBIT	188,7	(95,3)	93	84,2	141,8	226	124%	-167%	-59%

Depreciation and amortization	137,6	150,7	288	96,6	75,3	172	42%	100%	68%

EBITDA	326,3	55,4	382	180,8	217,1	398	80%	-74%	-4%

Rental - Leasing	173,0	136,1	309	125,6	100,9	227	38%	35%	36%

EBITDAR	499,3	191,5	691	306,4	318,1	624	63%	-40%	11%

Net revenue	2.639,0	2.298,5	4.938	2.260,3	2.514,4	4.775	17%	-9%	3%

Margins:
EBIT	7,2	-4,1	1,9	3,7	5,6	4,7	3,4 p.p.	-9,8 p.p.	-2,8 p.p.
EBITDA	12,4	2,4	7,7	8,0	8,6	8,3	4,4 p.p.	-6,2 p.p.	-0,6 p.p.
EBITDAR	18,9	8,3	14,0	13,6	12,6	13,1	5,4 p.p.	-4,3 p.p.	0,9 p.p.

EBIT - EBIT margin was (4,1) %, a reduction of 9,8 p.p., reaching R$ (95,3) million, it was a consequence of the reduction of 10,4% in CASK and of the 20,9% RASK reduction.

EBITDAR - EBITDAR margin was 8,3%, reaching R$ 191,5 million, representing a reduction in the EBITDAR margin of 4,3 p.p. given the facts above mentioned in our revenues and expenses.

Summary of Key Accounting Differences

We are providing the summary below to assist our investors in understanding the key changes to our financial disclosure as we make our transition to financial statements prepared in accordance with IFRS (as issued by the IASB) from our previous presentation of financial statements prepared in accordance with Brazilian GAAP with a US GAAP reconciliation – item “A. Summary of Key Accoutning Differences as they relate to us”, as well as to explain a change in our accounting treatment for some of our engine maintenance contracts – item “B. Our new accounting treatment for “power by the hour” maintenance contracts”.

A. Summary of Key Accounting Differences as they relate to us

Classification of flight equipment as financial leases

Under IFRS, finance leases are defined as leases which transfer substantially all risks and rewards to the lessee. While there are no specific rules which define when substantially all risks and rewards have been transferred, under IFRS the following criteria typically indicate that the lessee has assumed substantially all risks and rewards:

  the lease transfers ownership of the property to the lessee by the end of the lease;

  the lease contains a bargain purchase option for a price below market value;

  the lease term covers the majority of the economic life of the leased asset;

  the present value of the minimum lease payments at the beginning of the term of the lease amounts to at least substantially all of the fair value of the leased asset; and

  the leased asset is of a specialized nature, such that only the lessee is able to use that asset without major modifications.

Brazilian GAAP has no specific requirement in relation to defining a “finance lease” or accounting for leases. Under Brazilian GAAP we recognized contracts where the lessee had a bargain purchase option for the applicable asset as a finance lease, and treated all other leases as operating leases

Accounting for sale-leaseback transactions

Under IFRS, a sale-leaseback transaction where the resulting lease is a finance lease is treated as a single transaction pursuant to which any gain or loss for the seller (who becomes the lessee) is deferred and amortized over the term of the lease. Accordingly, under IFRS gains and losses in relation to sale-leaseback transactions are amortized over the lease term. Brazilian GAAP has no specific requirement in relation to accounting for sale-leaseback transactions. Under Brazilian GAAP, we recognized any gains or losses from sale-leaseback transactions on our income statement at the time of the transaction.

Built-in overhaul accounting for aircraft engine maintenance

Under IFRS, we apply the “built-in overhaul” method in relation to aircraft engine maintenance. This means that we segregate aircraft expenses into two groups, the first being expenses that should be depreciated over the useful life of an aircraft and the second being expenses that require overhaul at periodic intervals. In our case, under IFRS major maintenance expenditure is capitalized and depreciated over the period to the next scheduled maintenance event. We also applied the built-in overhaul method under Brazilian GAAP. However, the aircraft engines covered by the built-in overhaul method were different because only those engines that were covered by finance leases were subject to accounting under the built-in overhaul method. Under Brazilian GAAP, we expensed engine maintenance as incurred for aircraft engines under operating leases.

Revaluation of aircraft

Under IFRS, we revalue our aircraft annually. Under Brazilian GAAP, we recorded the value of our aircraft on a historical expense basis. We engaged a firm of independent valuation experts to conduct the annual revaluation of our aircraft under IFRS.

Revenue in relation to loyalty program points

Under IFRS, we defer the revenue in relation to outstanding (unredeemed) loyalty program points earned by participants in our loyalty program, TAM Fidelidade. This applies to all outstanding loyalty program points, whether earned by customers taking flights with us or loyalty program points earned by customers who receive points that we sell to our loyalty program partners. We defer this revenue based on a fair value estimate of outstanding points, after deducting our estimate for loyalty points that will expire unused. We recognize passenger revenues on our income statement at the time that passengers take flights by redeeming their loyalty program points.

Under Brazilian GAAP, with respect to points earned by customers taking flights with us, we recorded a liability and related expense for incremental expenses in relation to the redemption of outstanding loyalty points. Under Brazilian GAAP, with respect to revenue from points sold to loyalty program partners, we recorded revenue from points issued to our loyalty program partners at the time those points were issued to participants.

Accounting for pre-delivery payments (PDPs)

Under IFRS, we account for pre-delivery payments, or “PDPs” (which are payments we make to aircraft manufacturers pursuant to agreements where we agree to purchase aircraft from them, with the payments being made before the aircraft are delivered) as non-monetary items, with no exchange differences arising in relation to payments in currencies other than Brazilian reais, because we do not have a contractual right for the PDPs to be refunded. We capitalize borrowing expenses in relation to PDPs under IFRS. Under Brazilian GAAP, we recognized PDPs as accounts receivable because based on our prior experience, the aircraft manufacturers refunded PDPs to us. Correspondingly, we recognized exchange differences arising in relation to payments in currencies other than Brazilian reais on our income statement.

Expense recognition for stock options issued to employees

Under IFRS, we measure and record the expense of employee services in exchange for stock options based on the grant-date fair value of those awards. This expense is then recognized over the period during which the employee is required to work for us in relation to that award. We estimate the value of the stock options based on the fair value of our preferred shares on the date the grant is made using the “Black-Scholes option pricing model.” Under Brazilian GAAP, the granting of stock options itself did not generate any expense and so the only accounting impact was on the date that the options were exercised, when we increased our capital by the applicable amount based on the exercise price of the options.

Financial statement captions and disclosures

Under IFRS, the presentation of line items on our income statement and on our balance sheet is different to that under Brazilian GAAP. We have included tables below to facilitate understanding of the new presentation

With respect to our income statement:

Income or expense	Classification under IFRS	Classification under Brazilian GAAP

Gains and losses arising from the disposal of property, plant and equipment or from investments or impairments of fixed assets.	Operating income (expense)	Non-operating income (expense)

Movements in the fair value of derivatives relating to the price of oil	The movements are classified as a separate line item	Financial result

Gains and losses from minority interests in entities not owned by us	Included as part of “net income (loss)”	Classified as a separate line item

With respect to our balance sheet:

Asset or liability	Classification under IFRS	Classification under Brazilian GAAP

Our funds	Marketable securities	Cash and cash equivalents

Deferred income taxes	Non-current assets	Classified as a separate line item

Minority interests in entities not owned by us	Classified under “equity”	Classified as a separate line item

In addition, certain amounts relating to accounts receivable and payable, financial liabilities, revenue and operating expenses were presented under Brazilian GAAP on the face of our income statement or balance sheet, as applicable. Under IFRS, we now group these items together in the corresponding IFRS financial statements and then break them out in the notes to those IFRS financial statements.

Net Income Reconciliation BR GAAP to IFRS – 2Q09

Net income reconciliation - 2Q09
R$ Million

In the second quarter 2009, the impact of such accounting differences in our net result was negative to the IFRS result in R$ 249 million.

B. Our new accounting treatment for “power by the hour” maintenance contracts

Approximately a quarter of the aircraft engines in our fleet are covered by “power by the hour” maintenance contracts, pursuant to which we pay maintenance service providers an hourly rate based on the number of hours flown. Previously, we accounted for these maintenance contracts by recording an expense on our income statement at the time that maintenance activities were actually performed by the maintenance providers. We now account for these maintenance contracts by accruing a liability and an expense based on hours flown, and this is reflected in our IFRS financial statements at and for the years ended December 31, 2008 and 2007.

09.01 - Investments in Subsidiary and/or Associated Companies

1 Main operating and financial highlights

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ ASSOCIATED COMPANY	3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY (CNPJ)	4 - CLASSIFICATION	5- % HOLDING IN THE CAPITAL OF THE INVESTEE	6 - % OF THE STOCKHOLDERS' EQUITY OF THE INVESTOR
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN THE CURRENT QUARTER (THOUSANDS)		9 - NUMBER OF SHARES HELD IN THE PRIOR QUARTER (THOUSANDS)

01	TAM - LINHAS AÉREAS SA	02012862/0001-60	Unlisted subsidiary	100.00	100.00
Industrial commercial and other companies			2,064,602		2,064,602

02	TRANSPORTES AÉREOS DEL MERCOSUR SA	/ -	Unlisted subsidiary	94.98	94.98
Industrial commercial and other companies			87,653		87,653

14.01 – Characteristics of public or private issue of debentures

1 – ITEM	01
2 – Order no	01
3 – CVM registration no	CVM/SRE/DEB/2006/033
4 – Date of CVM registration	09/12/2006
5 – Series issued	01
6 – Issue type	SIMPLE
7 – Type of issue	PUBLIC
8 – Date of issue	08/01/2006
9 – Due date	08/01/2012
10 – Type of debenture	Non-preference
11 – Current remuneration	1045% of DI
12- Premium/ Discount
13 – Nominal value (REAIS)	10,00000
14 – Amount issued (thousands of REAIS )	500,000
15 - Quantity of titles issued (units)	50,000
16 – Titles in circulation (units)	50,000
17 – Titles in Treasury (units)	0
18 – Titles re-purchased (units)	0
19 – Titles converted (units)	0
20 – Titles still to be placed (units)	0
21 – Date of last interest rate adjustment
22 – Date of next event

20.01 - Other Information Considered Relevant by the Company

1 Breakdown of TAM’s Shareholders owning 5% or more of each type or class of shares

					June 30, 2009

		Ordinary		Preferred		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Controlling group
TAM Empreendimentos e
Participações SA	44,804,238	89.26	24,758,755	24.67	69,562,993	46.20
Agropecuária Nova
Fronteira Ltda	79,516	0.16			79,516	0.05

Total control block	44,883,754	89.42	24,758,755	24.67	69,642,509	46.25
Funds administrated by
Lazard Asset
Management LLC			10,974,618	10.93	10,974,618	7.29
Funds administrated by
Rowe Price			8,512,966	8.48	8,512,966	5.65
Amaro & Aviation
Participações S/A	5,295,149	10.55			5,295,149	3.52
Other	16,146	0.03	56,143,759	55.92	56,159,905	37.29

Mercado (Free Float)	5,311,295	10.58	75,229,032	74.93	80,530,327	53.48
Treasury stock			402,311	0.40	402,311	0.27

Capital Total	50,195,049	100.00	100,390,098	100.00	150,585,147	100.00

On June 30, 2009 the Fiscal Council wasn´t introduce.

20.01 - Other Information Considered Relevant by the Company

Shares belonging to members of the Board of Directors’ and Fiscal Council which were lent by members of the controlling group and declared as part of the controlling group shares in this report
		Ordinary		Preferred		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Board of Directors	6	Less than 0.01	416,402	0.41	416,408	0.28

	6	Less than 0.01	416,402	0.41	416,408	0.28

During the months of July and August of 2009 TAM received the letters of resignation of the members Pedro Pullen Parente and Adalberto de Moraes Schettert and will be presented indications in the extraordinary general meeting of the company sheduled for August 18, 2009.

Shares belonging to members of the Board of Directors ‘
		Ordinary		Preferential		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Board of Directors	0	-	0	-	0	-

Below we set out below the shareholders who own more than 5% of the voting capital in June 30, 2009 – directly or indirectly – and identify the individuals involved

TAM Empreendimentos e Participações SA
Included in block of control
	Ordinary shares

Shareholders	Quantity	%

Noemy Almeida Oliveira Amaro	3,633,772	2,97
Maria Cláudia Oliveira Amaro	52,068,517	42.49
Maurício Rolim Adolfo Amaro	52,068,517	42.49
João Francisco Amaro	11,545,956	9.42
Treasury Stocks	3,216,284	2.63

Total	122,533,046	100.00

Agropecuária Nova Fronteira Ltda
Included in block of control
		Quotas

Quotaholders	Quantity	%

Noemy Almeida Oliveira Amaro	2,965,988	45.71
Maria Cláudia Oliveira Amaro	1,267,179	19.53
Maurício Rolim Adolfo Amaro	1,267,179	19.53
Marcos Adolfo Tadeu Senamo Amaro	988,654	15.23

Total	6,489,000	100.00

Amaro &Aviation Participações SA
		Quotas

Quotaholders	Quantity	%

Marcos Adolfo Tadeu Senamo Amaro	249,000	99,60
Sandra Senamo	1,000	0,40

Total	250,000	100,00

Shares of members of the Board of Directors assigned by those shareholders who are part of the control block, are already included in the number of shares of those controlling shareholders.

Corporate shareholders headquartered abroad, up to the individual shareholder level

On February 19, 2008, Lazard Asset Management LLC had 10.31% of total preferred shares issued by the Company

Lazard and T Rowe Price are responsible for managing the total number of shares held by funds and customer accounts.

Information on the composition of individual shareholders is not available The position of ADR holders is represented in Brazil, in our shareholders’ report, by the depositary bank JP Morgan Chase Bank.

					June 30, 2009

		Ordinary		Preferred		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Controlling group
TAM Empreendimentos e
Participações SA	50,562,373	84.56	19,010,614	20.94	69,572,987	46.21
Agropecuária Nova
Fronteira Ltda	79,516	0.13	-	-	79,516	0.05

Total controlling group	50,641,889	84.70	19,010,614	20.94	69,652,503	46.26

Funds administrated by
Lazard
Asset Management LLC			9,354,059	10.30	9,354,059	6.21
Funds administrated by
T. Rowe Price			4,643,900	5.11	4,643,900	3.08
Amaro & Aviation
Participações S/A	9,133,912	15.28	758,068	0.83	9,891,980	6.57
Others	16,154	0.02	56,888,550	62.67	56,904,704	37.79
Mercado (Free Float)	9,150,066	15.30	71,644,577	78.91	80,794,643	53.65
Treasury stock			138,001	0.15	138.001	0.09

Capital Total	59,791,955	100.00	90,793,192	100.00	150,585,147	100.00

On June 30, 2009 the Fiscal Council wasn´t introduced.

Shares belonging to members of the Board of Directors’ and Fiscal Council which were lent by members of the controlling group and declared as part of the controlling group shares in this report
		Ordinary		Preference		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Board of Directors	5	0.0	208,202	0.23	208,207	0.14

	5	0.0	208,202	0.23	208,207	0.14

Below we set out below the shareholders who own more than 5% of the voting capital in June 30, 2009 – directly or indirectly – and identify the individuals involved

TAM Empreendimentos e Participações SA
Included in block of control
	Ordinary shares

Shareholders	Quantity	%

Noemy Almeida Oliveira Amaro	3,633,772	2.96
Maria Cláudia Oliveira Amaro Demenato	52,068,517	42.49
Maurício Rolim Adolfo Amaro	52,068,517	42.49
João Francisco Amaro	11,545,956	9.42
Treasury Stocks	3,216,284	2.64

Total	122,533,046	100.00

Agropecuária Nova Fronteira Ltda
Included in block of control
		Quotas

Quotaholders	Quantity	%

Noemy Almeida Oliveira Amaro	2,965,988	45.71
Maria Cláudia Oliveira Amaro Demenato	1,267,179	19.53
Maurício Rolim Adolfo Amaro	1,267,179	19.53
Marcos Adolfo Tadeu Senamo Amaro	988,654	15.23

Total	6,489,000	100.00

Amaro &Aviation Participações S.A.
		Quotas

Quotaholders	Quantity	%

Marcos Adolfo Tadeu Senamo Amaro	249,000	99.96
Sandra Senamo	1,000	0.04

Total	250,000	100,00

Corporate shareholders headquartered abroad, up to the individual shareholder level

Lazard and T Rowe Price are responsible for managing the total number of shares held by funds and customer accounts.

The company this tying with arbitration in the Chamber of arbitration of Mercado, as constant arbitration clause of the Social statute

Information on the composition of individual shareholders is not available The position of ADR holders is represented in Brazil, in our shareholders’ report, by the depositary bank JP Morgan Chase Bank

21.01 - Report of Independent Accountants on Limited Review

To the Board of Directors and Stockholders TAM SA

1
We have reviewed the accounting information included in the Quarterly Information (ITR) of TAM S.A. and its subsidiaries for the quarter ended June 30, 2009 comprising the balance sheet, the statements of operations, of changes in stockholders’ equity, of cash flows and of added value, the performance report and the explanatory notes. This Quarterly Information is the responsibility of the Company's management.

2
Our review was carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC) and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the Quarterly Information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Company and its subsidiaries.

3
Based on our review we are not aware of any material modifications that should be made to the accounting information included in the Quarterly Information referred to above in order that it be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of Quarterly Information, consistent with the standards issued by the Brazilian Securities Commission (CVM).

4
As mentioned in Note 2.1, in connection with the changes in the accounting practices adopted in Brazil during 2008, the statements of operations, of changes in stockholders’ equity, of cash flows and of value added for the quarter ended June 30, 2008, presented for comparison purposes, were adjusted and have been restated as set forth in Accounting Standards and Procedures (NPC) No. 12 - Accounting Practices, Changes in Accounting Estimates and Correction of Errors, approved by Deliberation CVM 506.

São Paulo, August 13, 2009

PricewaterhouseCoopers	Carlos Alberto de Sousa
Auditores Independentes	Contador CRC 1RJ 056561/O-0 "S" SP
CRC 2SP000160/O-5

22.01 - Statement of Operations of Subsidiary and Associated Companies (R$ thousand)

1 – Code	2 – Description	3 – 01/04/2009 to 06/30/2009	4 - 01/01/09 to 06/30/09	5 01/04/2008 to 06/30/2008	6 - 01/01/08 to 06/30/08
301	Gross sales and/or services revenue	2,359,966	5,043,984	2,572,639	4,870,911
30101	Air transportation revenue – domestic	1,286,326	2,728,805	1,530,347	2,850,904
30102	Air transportation revenue – international	547,878	1,297,490	564,177	1,388,061
30103	Cargo	213,437	419,639	253,795	211,331
30104	Other operating sales and/or services revenues	312,325	598,050	224,320	420,615
302	Deductions	(96,109)	(191,758)	(100,426)	(186,926)
303	Net sales and/or services revenue	2,263,857	4,852,226	2,472,213	4,683,985
304	Cost of sales and/or services	(2,357,397)	(4,766,512)	(2,323,255)	(4,467,133)
305	Gross profit	(93,540)	85,714	148,958	216,852
306	Operating expenses/income	1,276,169	1,185,966	379,938	400,843
30601	Selling	0	0	0	0
30602	General and administrative	0	0	0	0
3060201	Directors’ Fees	0	0	0	0
3060202	Other expenses general and administrative	0	0	0	0
30603	Financial	1,276,189	1,185,966	379,938	400,843
3060301	Financial income	1,203,462	1,965,099	683,316	826,796
3060302	Financial expenses	72,727	(779,133)	(303,378)	(425,953)
30604	Other operating income	0	0	0	0
30605	Other operating expenses	0	0	0	0
30606	Equity in the earnings of subsidiaries	0	0	0	0
307	Operating results	1,182,649	1,271,680	528,896	617,695
308	Non-operating results	0	0	0	0

22.01 - Statement of Operations of Subsidiary and Associated Companies (R$ thousand)

1 – Code	2 – Description	3 – 01/04/2009to 06/30/2009	4 - 01/01/09 to 06/30/09	5 01/04/2008 to 06/30/2008	6 - 01/01/08 to 06/30/08
30801	Income	0	0	0	0
30802	Expenses	0	0	0	0
309	Profit (loss) before taxes and profit sharing	1,182,649	1,271,680	528,896	617,695
310	Provision for income tax and social contribution	(1,984)	(3,215)	(42,992)	(62,683)
311	Deferred income tax	(399,825)	(435,651)	(138,449)	(162,145)
312	Statutory profit sharing and contributions	0	0	0	0
31201	Profit sharing	0	0	0	0
31202	Contributions	0	0	0	0
313	Reversal of interest on capital	0	0	0	0
315	Net income (loss) for the period	780,840	832,814	347,455	392,867
	Number of shares (thousand) excluding treasury stock	2,064	2,064	2,064	2,064
	Net income per share	378,313.9534
		9	403,495.15504	168,340.60078	190,342.53876

22.01 - Statement of Operations of Subsidiary and Associated Companies (R$ thousand)

1 - Code	2 - Description	3 – 01/04/2009 to 06/30/2009	4 - 01/01/09 to 06/30/09	5 01/04/2008 to 06/30/2008	6 - 01/01/08 to 06/30/08
301	Gross sales and/or services revenue	43,819	104,896	50,865	106,964
30101	Air transportation revenue	37,473	86,907	40,395	86,719
30102	Other operating revenue	6,346	17,989	10,470	20,245
302	Deductions	(189)	(494)	(205)	(361)
303	Net sales and/or services revenue	43,630	104,402	50,660	106,603
304	Cost of sales and/or services	(31,102)	(70,123)	(44,057)	(82,619)
305	Gross profit	12,528	34,279	6,603	23,984
306	Operating expenses/income	(242)	(9,394)	(17,372)	(32,178)
30601	Selling	(6,697)	(15,234)	(12,075)	(24,045)
30602	General and administrative	(2,398)	(4,977)	(2,192)	(4,174)
3060201	Directors’ Fees	(206)	(93)	(106)	(212)
3060202	Other expenses general and administrative	(2,192)	(4,884)	(2,086)	(3,962)
30603	Financial net	8,853	10,817	(3,105)	(3,959)
3060301	Financial income	9,825	17,067	2,784	4,786
3060302	Financial expenses	(972)	(6,250)	(5,889)	(8,745)
30604	Other operating income	0	0	0	0
30605	Other operating expenses	0	0	0	0
30606	Equity in the earnings of subsidiaries	0	0	0	0
307	Operating results	12,286	24,885	(10,769)	(8,194)
308	Non-operating results	50	12	3,725	3,540
30801	Income	208	491	22	297

22.01 - Statement of Operations of Subsidiary and Associated Companies (R$ thousand)

1 - Code	2 - Description	3 – 01/04/2009 to 06/30/2009	4 - 01/01/09 to 06/30/09	5 01/04/2008 to 06/30/2008	6 - 01/01/08 to 06/30/08
30802	Expenses	(158)	(479)	3,703	3,243
309	Profit (loss) before taxes and profit sharing	12,336	24,897	(7,044)	(4,654)
310	Provision for income tax and social contribution	0	0	0	0
311	Deferred income tax	0	0	0	0
312	Statutory profit sharing and contributions	0	0	0	0
31201	Profit sharing	0	0	0	0
31202	Contributions	0	0	0	0
313	Reversal of interest on capital	0	0	0	0
315	Net income (loss) for the period	12,336	24,897	(7,044)	(4,654)
	Number of shares (thousand) excluding treasury stock	88	88	88	88
	Net income per share	140,181.81818	282,920.45455
	Loss per share			(80,045.45455)	(52,886.36364)

04.01 – Explanatory notes

GROUP	TABLE	DESCRIPTION	PAGE
01	01	Identification	1
01	02	Head Office	1
01	03	Investor Relations Officer (Company Mail Address)	1
01	04	General Information/Independent Accountant	1
01	05	Capital Composition	2
01	06	Characteristics of the Company	2
01	07	Companies Excluded from the Consolidated Financial information	2
01	08	Dividends Approved and/or Paid	2
01	09	Subscribed Capital and Alterations in the Current Year	3
01	10	Investor Relations Officer	3
02	01	Balance Sheet - Assets	4
02	02	Balance Sheet - Liabilities and Stockholders' Equity	5
03	01	Statement of Operations	7
04	01	04 – Cash FlowExplanatory Notes	9
05	01	05 - Statements of Changes in Stockholders’ Equity - 01/01/2009 to 03/31/2009	11
05	02	05 - Statements of Changes in Stockholders’ Equity - 01/01/2009 to 03/31/2009	12
08	01	Consolidated Balance Sheet – Assets	13
08	02	Consolidated Balance Sheet - Liabilities and Stockholders' Equity	14
09	01	Consolidated Statement of Operations	16
10	01	1001 – Cash Flow Consolidated	18
06	01	Explanatory Notes	20
07	01	Consolidated Statement of Operations	64
13	01	Statement of Operations of Subsidiary and Associated Companies	65
14	01	Characteristics of Public or Private Issues of Debentures	66
20	01	Other Information Considered Relevant by the Company	67
21	01	Report on Limited Reviews - Without Exception	72
		TAM Linhas Aéreas SA
22	01	Statement of Operations of Subsidiary and Associated Companies	73
		Transportes Aéreos Del Mercosur SA
22	01	Statement of Operations of Subsidiary and Associated Companies	75/76

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.